U.S. Exempt No. 82-230

82-2301

British Columbia
Securities Commission

02 MAR -1 AM 8:56

QUARTERLY REPORT
Form 61

SUPPL

SCH[redacted]
SCHI
SCHI

02015577

FINANCIAL INFORMATION
SUPPLEMENTARY INFORMATION
MANAGEMENT DISCUSSION

ISSUE

Name of Issuer	For Quarter Ended	Date of Report
PALLAUM MINERALS LTD.	**September 30, 2000**	**November 27, 2000**
Issuer's Address	*Issuer's Fax No.*	*Issuer's Telephone No.*
Suite 1000 – 355 Burrard Street Vancouver, B.C. V6C 2G8	**604-687-0384**	**604-687-5257**
Contact Person	*Contact's Position*	*Contact's Telephone No.*
Peter G. Rook Green, CMA	**Corporate Secretary**	**604-507-2181**

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosures contained herein have been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Director's Signature	*Print Full Name*	*Date Signed*
"Stanley R. Ford"	**Stanley R. Ford, Director**	November 27, 2000
Director's Signature	*Print Full Name*	*Date Signed*
"Christopher A. Serin"	**Christopher A. Serin Director**	November 27, 2000

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

dlw 3/4

Pallaum Minerals Ltd.

Consolidated Financial Statements

September 30, 2000 and 1999
(Unaudited)

PALLAUM MINERALS LTD.

Consolidated Balance Sheets
As at September 30, 2000 and 1999
(Unaudited)

	2000	1999
ASSETS		
Current Assets		
Cash and short-term deposits	$ 40,104	$ 34,302
Accounts and advances receivable	45,479	2,543
Due from related parties	31,550	7,289
Prepaid expenses	52,595	—
Share subscriptions receivable	27,900	50,000
	197,628	94,134
Resource Properties and Deferred Exploration and Development Costs	446,407	443,282
Furniture and Fixtures (net)	1,656	2,070
	$ 645,691	$ 539,486
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 70,830	$ 169,208
Due to related parties	—	21,257
Loan payable	—	53,736
Loans from shareholders	—	40,500
	70,830	284,701
SHAREHOLDERS' EQUITY		
Share Capital	9,053,243	8,363,178
Deficit	(8,478,382)	(8,108,393)
	574,861	254,785
	$ 645,691	$ 539,486

PALLAUM MINERALS LTD.

Consolidated Statements of Loss and Deficit
For the Three Months Ended September 30, 2000 and 1999
(Unaudited)

	2000	1999
Interest Income	$ 174	$ 152
Administration Costs		
Administration	9,631	8,732
Amortization	87	109
Consulting fees	29,889	11,325
Management fees	9,000	9,000
Professional fees	1,621	2,916
Regulatory and transfer agent fees	2,527	3,238
Travel and promotion	2,809	1,873
(Gain) loss on U.S. exchange	(519)	147
	55,045	37,340
Loss for the period	54,871	37,188
Deficit - beginning of period	8,423,511	8,071,205
Deficit - end of period	$ 8,478,382	$ 8,108,393
Loss per share	$ 0.002	$ 0.003

PALLAUM MINERALS LTD.

Consolidated Statements of Cash Flows
For Three Months Ended September 30, 2000 and 1999
(Unaudited)

		2000		1999
Operating Activities				
Loss for the period	$	(54,871)	$	(37,188)
Items not affecting cash:				
Amortization		87		109
		(54,784)		(37,079)
Change in non-cash working capital related to operations				
Accounts and advances receivable		52,010		(2,131)
Prepaid expenses		(52,595)		—
Accounts payable and accrued liabilities		(11,481)		(28,893)
		(66,850)		(68,103)
Investing Activities				
Investment in resource properties and deferred exploration and development costs (net)		—		—
Financing Activities				
Share subscriptions receivable		82,200		(50,000)
Issuance of shares for cash (net)		25,000		150,000
Advances from (to) related parties		(9,173)		283
		98,027		100,283
Decrease In Cash During The Period	$	31,177	$	32,180
Cash, beginning of period	$	8,927	$	2,122
Cash, end of period	$	40,104	$	34,302

PALLAUM MINERALS LTD.

Consolidated Schedules of Resource Property Deferred Costs
For Three Months Ended September 30, 2000 and 1999
(Unaudited)

	Balance June 30, 2000	Expenditures for the period	Write-offs for the period	Balance Sept. 30, 2000
Acquisition Costs, option Payments and advance royalties:				
Labrador Nickel Syndicate	$ 108,287	$ —	$ —	$ 108,287
Deferred Exploration Costs and development expenditures				
Labrador Nickel Syndicate	338,120	—	—	338,120
	$ 446,407	$ —	$ —	$ 446,407

	Balance June 30, 1999	Expenditures for the period	Write-offs for the period	Balance Sept. 30, 1999
Acquisition Costs, option Payments and advance royalties:				
Labrador Nickel Syndicate	$ 105,162	$ —	$ —	$ 105,162
Deferred Exploration Costs and development expenditures				
Labrador Nickel Syndicate	338,120	—	—	338,120
	$ 443,282	$ —	$ —	$ 443,282

PALLAUM MINERALS LTD.
SCHEDULE "B"
Supplementary Information
For the year ended September 30, 2000

1. Resource Property costs incurred during the quarter were $nil.

   Administration expenses amounted to $55,045 for the three-month period, and are shown on the "Consolidated Statements of Loss and Deficit".

   Related party expenditures for the year consisted of $9,000 paid for management fees and $5,355 for office facilities paid to a company controlled by a director; and $9,000 paid to a company controlled by an officer for financial, administrative, and corporate secretarial services.

2. (a) Summary of securities issued during the quarter:

Units	Type	Price/Unit	Amount
250,000	Exercise of Warrants	$0.10	$25,000

   (b) Summary of options granted during the quarter: Nil.

3. As at the end of the quarter:

   (a) Authorized share capital:
   Unlimited number of common shares without par value
   Unlimited number of Class A preferred shares without par value
   Unlimited number of Class B preferred shares without par value

   (b) Issued and outstanding shares: **18,646,171** common shares

   (c) Outstanding options, warrants and convertible securities:

Type of Security	Number Outstanding	Price	Expiry Date
Options	150,000	$0.15	June 8, 2001
Options	100,000	$0.25	January 24, 2002
Options	400,000	$0.15	June 8, 2004
Options	950,000	$0.36	March 15, 2005
Warrants	277,500	$0.26 $0.35	October 29, 1999 October 29, 2000
Warrants	1,250,000	$0.15	May 26, 2001
Warrants	2,500,000	$0.10 $0.15	December 15, 2000 December 15, 2001
Warrants	479,133	$0.48	June 23, 2002

(b) Number of shares in escrow: NIL

(c) Directors: Stanley R. Ford, Christopher A. Serin, Robert F. Sheldon, Michael Devlin, Kathleen Muzzio

PALLAUM MINERALS LTD.
SCHEDULE "C"
MANAGEMENT DISCUSSION
For the three-month period ended September 30, 2000

OPERATIONS
During the prior fiscal year, the Company decided to expand its activities to participate in oil and gas projects. The Company evaluated opportunities to participate in such projects, and decided to participate in some projects in the southern United States. The Company is excited about the opportunities it has agreed to participate in, given the high prices for oil and gas.

Hood County Gas/Oil Prospect
The Company signed an agreement with International Oil & Gas Inc. to acquire a 12.8205 percent leasehold interest in a 5,000-acre gas/oil prospect in Hood County, Texas. The prospect is located on the edge of the Lipann gas field, which is approximately 30- miles southwest of Ft. Worth, Texas. Drilling did not commence until October 2000, and the initial program was completed in early November. The Operator identified three major zones with gas showings in the Wood Reef No. 1 well. Gas showings were measured in three areas, including the Atoka Sands. On November 13, 2000, the Company announced that the operator has been instructed to complete the well in the Atoka Sands, and to place it into commercial production. International Oil & Gas in currently in communications with Michell Energy Services to negotiate a gas delivery contract.

On November 23, 2000, the Company announced that the completion rig had arrived on site, and that the crew will be carrying out tubing installation, cementing, perforating, swabbing, acid treatment and 60,000-pound frac and flow testing. The results of the testing and the announcement of the production flow rate are expected to be made in the first week of December. The well could be connected to one of two nearby gas pipelines.

International Oil & Gas advises that the second Hood county well should be drilled in January. The site is being selected to test an anticipated thicker portion of the reef.

Archer County Oil Prospect
The Company executed an agreement to acquire a 22-1/2 percent working interest or an 18% net revenue interest in an oil and gas prospect in Archer County, Texas. Drilling of this prospect is expected to commence in late November 2000.

North Barataria, Louisiana Oil Property
The Company entered into a letter of intent to acquire a 20 per-cent interest in the North Barataria property, a 300-acre oil and gas prospect located in Jefferson Parish, Louisiana. This agreement is subject to regulatory approval, and originally expired December 1, 1999, but has now been extended. The property is located in a historical oil and gas production area, which has produced over 57 million barrels of oil and 176 billion cubic feet of natural gas. The Company is awaiting confirmation as to when drilling will commence on this property.

Labrador Nickel Syndicate ("LNS")
The Company continues to hold its interest in the LNS Syndicate. However, the project has been put on hold pending resolution of matters with the native people of Labrador, and the current low prices for minerals. The Company holds a 25% interest in the LNS.

FINANCIAL & CORPORATE
The loss for the period ended September 30, 2000 was $54,871 or $0.002 per share, compared to $37,188 or $0.003 per share for the same three-month period last year. Cash and short-term deposits at September 30, 2000 were $40,104 compared to $8,927 at June 30, 2000.

Subsequent to the quarter, the Company announced that it had arranged and received regulatory approval for a private placement of $95,200. The private placement consists of 560,000 units priced at $0.17 per unit. Each unit consists of one common share and one two-year purchase warrant that enables the investor to purchase an additional 560,000 shares at a price of $0.22 per share.

INVESTOR RELATIONS
During the period, the Company received inquiries from investors and shareholders, which were responded to by Company officers, directors, and staff.

Effective September 1, 2000, the Company entered into a six-month contract with Critical Link Communications of Vancouver to carry out investor relations and to assist the Company in raising capital for further oil and gas projects. The contract calls for the Company to pay a monthly retainer of $3,500, and to issue the investor relations company an option to purchase 200,000 shares of the company at an exercise price of $0.22 per share, exercisable for a period of two years. The Company has received regulatory approval for this agreement.

Stanley R. Ford
President and Director
November 27, 2000

British Columbia
Securities Commission

02 MAR -1 AM 8:45

QUARTERLY REPORT
Form 51-901F
(Formerly Form 61)

SCHEDULE A:	**FINANCIAL INFORMATION**
SCHEDULE B:	**SUPPLEMENTARY INFORMATION**
SCHEDULE C:	**MANAGEMENT DISCUSSION**

ISSUER DETAILS		
Name of Issuer **PALLAUM MINERALS LTD.**	For Quarter Ended **December 31, 2000**	Date of Report **February 23, 2001**
Issuer's Address **Suite 1000 – 355 Burrard Street** **Vancouver, B.C. V6C 2G8**	*Issuer's Fax No.* **604-687-0384**	*Issuer's Telephone No.* **604-687-5257**
Contact Person **Peter G. Rook Green, CMA**	*Contact's Position* **Corporate Secretary**	*Contact's Telephone No.* **604-507-2181**
Issuer's Web Site Address **www.pallaum.com**	*Contact's E-mail Address* **prookgrn@axionet.com**	

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosures contained herein have been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Director's Signature	*Print Full Name*	*Date Signed*
"Stanley R. Ford"	**Stanley R. Ford, Director**	February 23, 2001
Director's Signature	*Print Full Name*	*Date Signed*
"Christopher A. Serin"	**Christopher A. Serin Director**	February 23, 2001

Pallaum Minerals Ltd.

Schedule "A"

Consolidated Financial Statements

December 31, 2000 and 1999
(Unaudited)

PALLAUM MINERALS LTD.

Consolidated Balance Sheets
As at December 31, 2000 and June 30, 2000

	(Unaudited) December 31, 2000	(Audited) June 30, 2000
ASSETS		
Current Assets		
Cash and short-term deposits	$ 62,558	$ 8,927
Accounts and advances receivable	39,044	97,489
Due from related parties (Note 6)	40,806	22,377
Prepaid expenses	60,381	—
Share subscriptions receivable (Note 4(e))	9,900	110,100
	212,689	238,893
Resource Properties and Deferred Exploration and Development Costs (Note 3)	529,890	446,407
Furniture and Fixtures (net) (Note 2)	1,568	1,743
	$ 744,147	$ 687,043
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 68,029	$ 82,314
Prepaid share subscriptions	26,000	—
	94,029	82,314
SHAREHOLDERS' EQUITY		
Share Capital (Note 4)	9,249,393	9,028,243
Deficit	(8,599,275)	(8,423,514)
	650,118	604,729
	$ 744,147	$ 687,043

See Accompanying Notes to the Consolidated Financial Statements

PALLAUM MINERALS LTD.

Consolidated Statements of Loss and Deficit
For the Three months and year-to-date Ended December 31, 2000 and 1999
(Unaudited)

Three Months 2000	Three Months 1999		Year to Date 2000	Year to Date 1999
$ 947	$ 131	**Interest Income**	$ 1,121	$ 283
		General & Administrative Costs		
10,530	5,150	Accounting and audit fees	20,580	14,150
23,307	10,750	Administration	32,938	19,482
87	109	Amortization	174	218
26,350	(1,555)	Consulting fees	46,339	1,520
—	20,000	Finder's Fees	—	20,000
9,000	9,000	Management fees	18,000	18,000
1,959	2,864	Legal fees	3,430	5,030
33,594	(3,467)	Promotion	35,261	(1,726)
7,352	6,145	Regulatory and transfer agent fees	9,879	9,383
2,605	1,538	Shareholder communications	2,605	1,670
5,758	—	Travel	6,900	—
1,298	(279)	(Gain) loss on U.S. exchange	779	(132)
121,840	50,255		176,885	87,595
(120,893)	(50,124)	**Loss before the following**	(175,764)	(87,312)
—	(55,239)	**Write-off of resource properties**	—	(55,239)
(120,893)	(105,363)	**Loss for the period**	(175,764)	(142,551)
(8,478,382)	(8,108,393)	**Deficit - beginning of period**	(8,423,511)	(8,071,205)
$ (8,599,275)	$ (8,213,756)	**Deficit - end of period**	$ (8,599,275)	$ (8,213,756)
$ (0.01)	$ (0.01)	**Loss per share**	$ (0.01)	$ (0.01)

See Accompanying Notes to the Consolidated Financial Statements

PALLAUM MINERALS LTD.

Consolidated Statements of Cash Flows
For the Three months and year-to-date Ended December 31, 2000 and 1999
(Unaudited)

Three Months 2000	Three Months 1999		Year to Date 2000	Year to Date 1999
		Operating Activities		
$ (120,893)	$ (105,363)	Loss for the period	$ (175,764)	$ (142,551)
		Items not affecting cash:		
87	109	Amortization	174	218
—	—	Write-off resource properties	—	55,239
(120,806)	(105,254)		(175,590)	(87,094)
		Change in non-cash working capital related to operations		
6,435	(2,386)	Accounts and advances receivable	58,449	(4,517)
(7,786)	—	Prepaid expenses	(60,381)	—
(2,801)	11,767	Accounts payable and accrued liabilities	(14,285)	(57,629)
(124,958)	(95,873)		(191,807)	(149,240)
		Investing Activities		
(83,483)	—	Investment in resource properties and deferred exploration and development costs (net)	(83,483)	(55,239)
		Financing Activities		
18,000	50,000	Share subscriptions receivable	100,200	90,500
26,000	90,500	Prepaid share subscriptions	26,000	—
196,150	—	Issuance of shares for cash (net)	221,150	150,000
—	(40,500)	Loans from shareholders	—	—
(9,255)	(15,796)	Advances from (to) related parties	(18,429)	(15,510)
230,895	84,204		328,921	224,990
22,454	(11,669)	**Increase in cash during the period**	$ 53,631	$ 20,511
40,104	34,302	**Cash, beginning of period**	$ 8,927	$ 2,122
$ 62,558	$ 22,633	**Cash, end of period**	$ 62,558	$ 22,633

See Accompanying Notes to the Consolidated Financial Statements

PALLAUM MINERALS LTD.

Consolidated Schedules of Resource Property Deferred Costs
For The Six months ended December 31, 2000 and 1999
(Unaudited)

	Balance June 30, 2000	Expenditures for the period	Write-offs for the period	Balance Dec. 31, 2000
Acquisition Costs, option Payments and advance royalties:				
Labrador Nickel Syndicate	$ 108,287	$ —	$ —	$ 108,287
Deferred Exploration Costs and development expenditures				
Labrador Nickel Syndicate	338,120	—	—	338,120
Hood County Wood Reef # 1		83,483		83,483
	$ 446,407	$ 83,483	$ —	$ 529,890

	Balance June 30, 1999	Expenditures for the period	Write-offs for the period	Balance Dec. 31, 1999
Acquisition Costs, option Payments and advance royalties:				
Labrador Nickel Syndicate	$ 105,162	$ —	$ —	$ 105,162
St. Martinville		55,239	(55,239)	—
Deferred Exploration Costs and development expenditures				
Labrador Nickel Syndicate	338,120	—	—	338,120
	$ 443,282	$ 55,239	$ (55,239)	$ 443,282

See Accompanying Notes to the Consolidated Financial Statements

PALLAUM MINERALS LTD.

Notes to Consolidated Financial Statements
December 31, 2000 and 1999

1. CONTINUED OPERATIONS:

The Company, directly and through joint ventures, is in the process of exploring its resource properties and has not yet determined whether or not these properties contain reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production or, alternatively, upon the ability of the Company to dispose of properties or its interest therein on an advantageous basis.

2. SIGNIFICANT ACCOUNTING POLICIES:

Consolidation
These consolidated financial statements include the accounts of the Company and its wholly owned U.S. subsidiary, Pallaum Nevada, and its wholly-owned dormant Canadian subsidiary, Reymont Resources Ltd.

Capital Assets
Capital Assets are recorded at cost. The company's depreciation policy is 20% straight-line with depreciation at half-rate during the year of acquisition.

Loss Per Share
Basic loss per share computations are based upon the weighted average number of shares outstanding during the year.

Resource Properties and Deferred Exploration and Development Costs
The costs of resource properties, including related acquisition and development costs, and administrative costs are deferred until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold, abandoned or become impaired.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amount reported in the consolidated financial statements and related notes to the financial statements. Actual results may vary from those estimates.

Financial Instruments
The carrying amounts for cash and short term deposits, accounts and advances receivable, accounts payable, accrued liabilities, due to/from related parties and share subscriptions payable on the balance sheets approximate fair value because of the limited term of these instruments. Fair value estimates are made at the balance sheet date, based on relevant information about the financial instrument.

Foreign Currency Translation
Transactions recorded in United States dollars are translated as follows:

- monetary assets and liabilities at the rates prevailing at the balance sheet date.
- non-monetary assets and liabilities at historic rates.
- income and expenses at the average rate in effect during the year.
- exchange gains or losses are recorded in the consolidated statement of operations and deficit.

Stock Based Compensation
Employee and director stock options granted by the Company (as described in Note 4c)) are not recognized in the accounts until exercised, and then are recorded only as a credit to share capital to the extent of the exercise price. No remuneration expense is recorded by the Company on the excess, if any, of the trading price of the stock over its exercise price.

2. SIGNIFICANT ACCOUNTING POLICIES, continued:

Income Taxes

The Company has retroactively applied the new recommendations from the Canadian Institute of Chartered Accountants ("CICA") regarding accounting for income taxes. According to these new recommendations, the Company accounts for and measures future tax assets and liabilities in accordance with the liability method instead of the deferral method used in the past.

Under the asset and liability method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and not net asset is recognized. Such an allowance applies fully to all potential income tax assets of the Company.

The retroactive change in accounting policy for future income taxes has no effect on the financial statements of any of the periods presented.

Accounting Principles

The interim financial statements follow the same accounting policies and methods as the audited financial statements at June 30, 2000.

3. RESOURCE PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT COSTS:

Labrador Nickel Syndicate

The Company and a company then related by a common officer and director formed the Labrador Nickel Syndicate ("LNS") and optioned a 100% interest in seventeen properties totaling 2,529 claims located in the Voisey's Bay/Harp Lake area of Labrador. LNS is a 50-50 joint venture between the two companies.

Under the agreements, the Company issued 100,000 shares to a third party who staked the claims, and issued finders' fees consisting of 108,750 shares and $500 to a group who arranged for the transaction.

On June 21, 1995, the Company announced that the land position had been increased to 2,533 claims south of the major Voisey's Bay discovery, and that pursuant to an agreement between itself, the related company, and a public company, it was agreed that the public company could earn a 50% interest in the property, subject to a net smelter return royalty of 3% payable to the staker, for $250,000 and the issuance of 350,000 shares of the public company paid to the staker; and work commitments totaling $500,000.

In November, 1995, the public company earned a 50% interest in the property in accordance with the terms of the agreement.

In 1998, the LNS decided to reduce its holdings to the core mineral claims, and has reduced the property to 250 claims.

The parties have agreed in principle to the terms of a joint venture on the properties.

St. Martinville Oil Prospect

The Company entered into an agreement to acquire a 15% interest in the St Martinville Field, Louisiana Prospect. The Company drilled unsuccessfully, plugged the well, and abandoned the property. At June 30, 2000, all costs relating to the property have been written off.

3. **RESOURCE PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT COSTS, continued:**

Hood County Oil Prospect

The Company signed an agreement with International Oil & Gas Inc. to acquire a 12.8205 per-cent leasehold interest in a 5,000-acre gas/oil prospect in Hood County, Texas. The prospect is located on the edge of the Lipann gas field, which is approximately 30 miles southwest of Ft. Worth, Texas.

4. **SHARE CAPITAL:**

(a) Authorized -
Unlimited common voting shares without nominal or par value
Unlimited number of Class A preferred shares without nominal or par value
Unlimited number of Class B preferred shares without nominal or par value

(b) Issued –

Share capital has been issued as follows:

	Number of Shares		Amount
Balance June 30, 1999	12,354,982	$	8,213,179
Issued for cash:			
Private Placements net of expenses (d)	1,250,000		150,000
Balance December 31, 1999	13,604,982		8,363,179
Issued for cash:			
Exercise of options	400,000	$	60,000
Exercise of warrants	330,000		45,800
Private Placements net of expenses (d)	3,458,333		435,512
Issued for finders' fees (e)	215,800		26,988
Issued for debt (g)	387,056		96,764
Balance June 30, 2000	18,396,171	$	9,028,243
Issued for cash:			
Exercise of warrants	1,510,833		221,150
Balance December 31, 2000	19,907,004	$	9,249,393

(c) Warrants and options providing for the issue of additional common shares are outstanding as follows:

Item	Dec. 31, 1999	June 30, 2000	Dec. 31, 2000	Exercise Price	Expiry Date
Options	200,000	150,000	150,000	$0.15	June 8/01
Options	—	100,000	100,000	$0.25	Jan 24/02
Options	750,000	400,000	400,000	$0.15	June 8/04
Options	—	950,000	950,000	$0.36	Mar 15/05
Warrants	357,500	277,500	—	$0.26/$0.35	Oct 29/99/00
Warrants	275,000	—	—	$0.60	June 17/00
Warrants	1,250,000	1,250,000	277,667	$0.15	May 26/01
Warrants	—	2,750,000	2,250,000	$0.10/$0.15	Dec 15/01/02
Warrants	—	479,133	479,133	$0.48	June 23/02

4. SHARE CAPITAL, continued:

(d) During the six month period ended December 31, 2000, the company received $221,150 as proceeds from 1,510,833 warrants exercised.

(e) The balance of $9,900 for share subscriptions was received subsequent to December 31, 2000.

(f) During the year ended June 30, 2000, the company received, or was due $585,512 as proceeds of a private placement, net of finders' fees from the issuance of 4,708,333 shares. The balance of $110,100 was received in full subsequent to the year-end. During 1999, the Company received $191,250 as proceeds of a private placement, net of finder's fees from the issuance of 632,500 shares.

(g) During the year ended June 30, 2000, the Company issued 215,800 shares for deemed proceeds of $26,988 as finders' fees for financing. The Company issued 43,077 shares for deemed proceeds of $17,250 as finders' fees for a financing during 1999.

(h) During the year ended June 30, 2000, the Company issued 387,056 shares to settle an outstanding debt in the amount of $96,764.

(i) During the year ended June 30, 2000, the Company granted 950,000 stock options to directors, officers and employees at $0.36 per share exercisable until March 15, 2005.

(j) As at June 30, 2000 and 1999 the Company had Nil shares in escrow.

5. INCOME TAX:

The Company has incurred losses for income tax purposes totaling $3,079,000 that may be carried forward to reduce taxable income and will expire at various dates up to June 30, 2007. The Company also has $3,920,000 of exploration and development expenses, which may be utilized for tax purposes. This amount is net of $1,316,000 of expenses which have been renounced and are not deductible by the Company for income tax purposes.

6. RELATED PARTY TRANSACTIONS:

During the six months ended December 31, 2000 the Company incurred management fees of $18,000 (1999 - $18,000) and $10,710 (1999 - $10,060) for office facilities and services with a company related by virtue of a common director and officer. The Company also incurred accounting and administrative fees of $18,000 (1999 – $11,500) with a company owned by an officer.

Due from Related Parties at December 31, 2000 includes $28,582 (1999-$22,414) due from a company related by a common director and officer. Share subscriptions receivable includes $9,900 due from a director, which was paid in full subsequent to the quarter.

7. LOANS FROM SHAREHOLDERS:

Loans from shareholders are non-interest bearing and have no specific terms of repayment.

8. SUBSEQUENT EVENTS:

Subsequent to the quarter, the Company:

i) announced that, subject to regulatory approval, it has arranged for a private placement of $445,000. The private placement consists of 2,225,000 units priced at $0.20 per unit. Each unit consists of one common share and one two-year purchase warrant that enables the investors to purchase additional 2,225,000 shares at a price of $0.27 per share. The Company will pay finders' fees of $40,500 in shares based on the closing price of $0.27 per share.

ii) announced that, subject to regulatory approval, it has appointed Canaccord Capital to carry out a private placement to raise $900,000 by sale of 3,000,000 units at a price of $0.30 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant will enable the holder to acquire one additional share for two years at an exercise price of $0.35. The Company will pay a cash commission of 7-½% of the proceeds to the agent. The agent will also be granted broker warrants equal to 25% of the number of units placed by the agent. Each broker warrant will entitle the agent to purchase one common share at a price of $0.30 for a period of two years from closing.

iii) issued 624,000 common shares from the exercise of warrants and stock options for proceeds of $93,600.

PALLAUM MINERALS LTD.
SCHEDULE "B"
Supplementary Information
For the six months ended December 31, 2000

1. **Analysis of Expenses and Deferred Costs**

Resource Property costs incurred during the quarter were $83,483, and are shown on the "Consolidated Schedules of Resource Property Deferred Costs".

General & administrative expenses amounted to $176,885 for the six-month period, compared to $87,595 in the six-month period of the prior year. Included in the total for the current six months is administration of $32,938, which is made up of: Telephone & fax $11,660; Rent $8,910; Printing & office supplies $5,519; and other $6,849. Please refer to the "Consolidated Statements of Loss and Deficit" for the period ended December 31, 2000. The increased general & administrative expenses reflect increased activity in the current period compared to December 31, 1999.

2. **Related Party Expenditures**

Related party expenditures for the year consisted of $18,000 paid for management fees and $10,710 for office rent and services paid to a company controlled by a director; and $18,000 paid to a company controlled by an officer for financial, administrative, and corporate secretarial services.

3. **Summary of Securities Issued and Options Granted**

(a) Securities Issued during the period:

Date of Issue	Units	Type of Security	Type of Issuance	Price/Unit	Cash Proceeds
Oct. 25, 2000	833,333	Common	Warrants	$0.15	$125,000
Oct. 27, 2000	177,500	Common	Warrants	$0.26	$46,150
Nov. 17, 2000	250,000	Common	Warrants	$0.10	$25,000

(b) Summary of options granted during the quarter: Nil.

4. **Share Capital as at the End of the Quarter:**

(a) Authorized share capital:
Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value
Unlimited number of Class B preferred shares without par value

(b) Issued and outstanding shares: **19,907,004** common shares

(c) Outstanding options, warrants and convertible securities:

Type of Security	Number Outstanding	Price	Expiry Date
Options	150,000	$0.15	June 8, 2001
Options	100,000	$0.25	January 24, 2002
Options	400,000	$0.15	June 8, 2004
Options	950,000	$0.36	March 15, 2005
Warrants	277,667	$0.15	May 26, 2001
Warrants	2,250,000	$0.15	December 15, 2001
Warrants	479,133	$0.48	June 23, 2002

(d) Number of shares in escrow: NIL

5. **Directors and Officers**

President, Chief Executive Officer, and Director .... Stanley R. Ford
Corporate Secretary and Chief Financial Officer .... Peter G. Rook-Green
Director.. Christopher A. Serin
Director.. Robert F. Sheldon
Director.. Michael Devlin

DESCRIPTION OF BUSINESS

Pallaum Minerals Ltd. (the "Company") was incorporated by registration of its memorandum and articles under the Company Act (British Columbia) on July 21, 1980 under the name "Baden Explorations Ltd". The Company was reorganized and continued under the *Canada Business Corporations Act* on July 7, 1988, and was renamed Reymont Gold Mines Ltd, and on December 13, 1991 was renamed Pallaum Minerals Ltd.

The Company has one subsidiary, Pallaum Nevada, which is wholly owned, and was incorporated on October 11, 1995 in the State of Nevada, USA. Pallaum Nevada has conducted business in conjunction with acquisition and exploration of the Company's U.S. resource interests.

In recent years, the Company's activities have consisted of acquisition and exploration of mineral properties in Labrador, and in Nevada, USA. During the prior fiscal year, the Company decided to expand its activities to participate in oil and gas projects. The Company evaluated opportunities to participate in such projects, and decided to participate in some projects in the southern United States.

OPERATIONS AND FINANCIAL CONDITION

The loss for the six -month period ended December 31, 2000 was $175,764 or $0.01 per share, compared to $142,551 or $0.01 per share for the same six-month period last year. Cash and short-term deposits at December 31, 2000 were $62,558 compared to $8,927 at June 30, 2000. Working capital at December 31, 2000 was $118,660 compared to $156,579 at June 30, 2000.

The loss for the current six months was $175,764, compared to $142,551 in the same period of last year. Interest income amounted to $1,121 compared to $283. General & Administrative expenses amounted to $176,885 for the six-month period, compared to $87,595 in the prior six-month period. Included in this total for the current year were: Administration of $32,938 (Telephone & fax $11,660, Office rent $8,910, Printing & office supplies $5,519, other $6,849), compared to $19,482 in the same six months of the previous year; Consulting fees $46,339 (including payments of $14,000 under the investor relations agreement as noted below) compared to $1,520; Accounting & audit $20,580 compared to $14,150; Management fees of $18,000, unchanged from the prior six-month period; and Promotion $35,261 compared to $(1,726) and are shown on the "Consolidated Statements of Loss and Deficit". For the period ended December 31, 2000. The increased expenses reflect increased activity in the current period compared to December 31, 1999. The Company also wrote off $55,239 of resource property costs in the six months to December 31, 1999, compared to nil in the current six months.

Resource Property costs incurred during the quarter were $83,483, and are shown on the "Consolidated Schedules of Resource Property Deferred Costs".

Details of the Company's resource properties are as follows:

Hood County Gas/Oil Prospect

The Company signed an agreement with International Oil & Gas Inc. to acquire a 12.8205 percent leasehold interest in a 5,000-acre gas/oil prospect in Hood County, Texas. The prospect is located on the edge of the Lipann gas field, which is approximately 30 miles southwest of Ft. Worth, Texas. Drilling did not commence until October 2000, and the initial program was completed in early November. The Operator identified three major zones with gas showings in the Wood Reef No. 1 well. Gas showings were measured in three areas, including the Atoka Sands. On November 13, 2000, the Company announced that the operator has been instructed to complete the well in the Atoka Sands, and to place it into commercial production. International Oil & Gas has negotiated a gas delivery contract with Mitchell Energy Services.

Cactus Energy, the operator, reported that the Wood Reef No. 1 discovery well was connected to Mitchell Gas Service's gas transmission line. Mitchell Gas Services has installed a meter system that can be expanded to permit up to 20 wells to be connected. The Wood Reef No. 1 four-point flow test will be carried out once the well is fully cleaned up and the flow rate stabilizes. The well was placed in production in the hope that the frac sands will clean up. A coil-tubing unit was moved in to open up the lower production zones. At present, only the two upper zones are producing. It is anticipated that the multiple lower zones that are currently plugged will be in the most productive gas zones.

The Operator is proceeding with plans for an additional two-well project.

OPERATIONS AND FINANCIAL CONDITION, continued

Resource Properties, continued

Archer County Oil Prospect

The Company executed an agreement to acquire a 22-1/2 percent working interest or an 18% net revenue interest in an oil and gas prospect in Archer County, Texas. The well was drilled and the front edge of the reef was intersected. The well did not have significant hydrocarbons. Since oil is being produced 900 feet away, the original seismic report and the mud logger report will be studied, and a decision will be made as to the location of the next hole.

Under an area of mutual interest (AMI) clause in the Company's agreement, the Company has the first right of refusal to participate in any well drilled on any additional acreage acquired by Oil for America that lies within a five-mile radius of the first well drilled. Oil for America recently acquired a further 133 contiguous acres and the Company elected to acquire a 22.5 percent working interest in the additional acreage. The total of 323 acres now entirely covers a Palo Pinto reef structure as interpreted from the A1 Remote Sensing and 2-D seismic studies on the prospect.

North Barataria, Louisiana Oil Property

The Company entered into a letter of intent to acquire a 20 per-cent interest in the North Barataria property, a 300-acre oil and gas prospect located in Jefferson Parish, Louisiana. This agreement is subject to regulatory approval, and originally expired December 1, 1999,,but has now been extended. The property is located in a historical oil and gas production area, which has produced over 57 million barrels of oil and 176 billion cubic feet of natural gas. The Company is awaiting confirmation as to when drilling will commence on this property.

Labrador Nickel Syndicate ("LNS")

The Company continues to hold its interest in the LNS Syndicate. However, the project has been put on hold pending resolution of matters with the native people of Labrador, and the current low prices for minerals. The Company holds a 25% interest in the LNS.

Related party expenditures for the year consisted of $18,000 paid for management fees and $10,710 for office facilities and services paid to a company controlled by a director; and $18,000 paid to a company controlled by an officer for financial, administrative, and corporate secretarial services.

The Company entered into a management contract dated May 1, 1997 with International Royalties Corporation ('IRC"), a company controlled by Stanley R. Ford, the President and Chief Executive Officer of the Company, whereby IRC provides management services as well as office facilities, secretarial, telephone, and general office services in return for the payment of $7,400 per month, (decreased to $4,485 per month effective January, 1999), and reimbursement of all expenses incurred by IRC on behalf of the Company plus a handling fee of 10% applicable to all disbursements incurred. The management contract has a one-year term but is renewable by consent of both parties.

Effective September 1, 2000, the Company entered into a six-month contract with Critical Link Communications of Vancouver, an arm's length company to carry out investor relations and to assist the Company in raising capital for further oil and gas projects. The contract calls for the Company to pay a monthly retainer of $3,500, and to issue Critical Link Communications an option to purchase 200,000 shares of the company at an exercise price of $0.22 per share, exercisable for a period of two years. During the period, the Company paid Critical Link Communications $14,000. Regulatory approval of this transaction was received on October 17, 2000.

SUBSEQUENT EVENTS

Subsequent to the quarter, the Company:

i) announced that it had arranged for a private placement of $445,000. The private placement consists of 2,225,000 units priced at $0.20 per unit. Each unit consists of one common share and one two-year purchase warrant that enables the investors to purchase an additional 2,225,000 shares at a price of $0.27 per share. The Company will pay finders' fees of $40,500 in shares based on the closing price of $0.27 per share.

SUBSEQUENT EVENTS, continued

ii) announced that is has appointed Canaccord Capital to carry out a private placement to raise $900,000 by sale of 3,000,000 units at a price of $0.30 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant will enable the holder to acquire one additional share for two years at an exercise price of $0.35. The Company will pay a cash commission of 7 ½% of the proceeds to the agent. The agent will also be granted broker warrants equal to 25% of the number of units placed by the agent. Each broker warrant will entitle the agent to purchase one common share at a price of $0.30 for a period of two years from closing.

iii) announced that the Wood Reef No. 2 well was drilled to a total depth of 5,270 feet. The Wood Reef No. 2 Atoka Sands are thicker and potentially could be more productive than in the Wood Reef No. 1 well. Analysis of the results is underway. The Wood Reef No. 3 well was drilled to a depth of 5,289 feet, and intercepted a highly fractured, thick Barnett shale pay zone. The Barnett shale completion for Wood Reef No. and No. 3 includes a light sand frac job and an announcement will be made when the frac equipment is ready to be mobilized to the prospect.

iv) issued 624,000 common shares from the exercise of warrants and stock options for proceeds of $93,600.

LIQUIDITY AND SOLVENCY

As at December 31, 2000, the Company had a working capital of $118,660. Since inception, the Company's capital resources have been limited. As the Company has no producing mineral properties, its only sources of revenue have been limited amounts from interest and investment income. As a result, the Company has had to rely upon the sale of equity securities through public offerings, private placements, and the exercise of stock options and warrants for funds required for acquisition, exploration and development of resource properties, and for administrative expenses.

PALLAUM MINERALS LTD.

PRESIDENT'S REPORT AND MANAGEMENT DISCUSSION

02 MAR -1 AM 8: For the nine-month period ended March 31, 2000

OPERATIONS

Labrador Nickel Syndicate ("LNS")
The LNS Syndicate and the exploration contractor, Donner Minerals, are discussing future plans for the property. However, the project has been put on hold pending resolution of matters with the native people of Labrador. The Company holds a 25% interest in the LNS.

North Barataria, Louisiana Oil Property
The Company entered into a letter of intent to acquire a 20 per-cent interest in the North Barataria property, a 300-acre oil and gas prospect located in Jefferson Parish, Louisiana. This agreement is subject to regulatory approval, and originally expired December 1, 1999, but has now been extended. The property is located in a historical oil and gas production area, which has produced over 57 million barrels of oil and 176 billion cubic feet of natural gas.

St. Martinsville, Louisiana Oil Property
The Company participated in a drilling program on an oil well located in St. Martinsville, Louisiana. The Company's share of the costs was $77,617 (Cdn). The well was drilled to a depth of 5,635 feet, encountered no hydrocarbons, and was plugged and abandoned. As a result, the Company wrote off the costs incurred.

Other
The Company is in negotiations to participate in a $5-million (US) multi-prospect oil and gas exploration program with Apache Corporation as a participant and operator. The Company and Euro-Asian Capital Management Inc. will release the details of the transaction upon completion of negotiations.

SUBSEQUENT EVENTS

The Company settled an outstanding debt of $96,764 by the issuance of 387,056 shares of the Company at a deemed price of $0.25 per share.

FINANCIAL & CORPORATE

The loss for the period ended March 31, 2000 was $264,520 or $0.02 per share, compared to $197,548 or $0.02 per share for the same period last year. Cash and short-term deposits at March 31, 2000 were $126,198 compared to $2,122 at June 30, 1999.

The Company announced the arrangement of a private placement of $300,000. The Company will issue 833,333 units at $0.36 per unit. Each unit will consist of one common share and a two year share purchase warrant to purchase an additional share at $0.48 for two years. A finder's fee of 48,300 shares is payable at a deemed price of $0.36 per share. The President and a director of the Company will be taking down 149,000 units of the private placement. The Corporate Secretary of the Company will be taking down 101,000 units of the private placement. The private placement is subject to regulatory approval.

PALLAUM MINERALS LTD.

PRESIDENT'S REPORT AND MANAGEMENT DISCUSSION
For the nine-month period ended March 31, 2000

YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

INVESTOR RELATIONS

During the period, the Company received inquiries from investors and shareholders, which were responded to by Company officers, directors, and staff.

Stanley R. Ford
President and Director
May 30, 2000

Pallaum Minerals Ltd.

Consolidated Financial Statements

March 31, 2000 and 1999
(Unaudited)

PALLAUM MINERALS LTD.

Consolidated Balance Sheets
As at March 31, 2000 and 1999
(Unaudited)

	2000	1999
ASSETS		
Current Assets		
Cash and short-term deposits	$ 126,198	$ 3,705
Accounts and advances receivable	6,773	9,712
Due from related parties	31,297	—
Prepaid expenses	—	6,500
	164,268	19,917
Resource Properties and Deferred Exploration and Development Costs	443,282	2,758,808
Furniture and Fixtures (net)	1,851	2,314
	$ 609,401	$ 2,781,039
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 176,947	$ 208,933
Due to related parties	—	2,738
Loan payable	—	53,736
Prepaid share subscriptions	38,500	98,700
	215,447	364,107
SHAREHOLDERS' EQUITY		
Share Capital	8,729,679	8,136,679
Deficit	(8,335,725)	(5,719,747)
	393,954	2,416,932
	$ 609,401	$ 2,781,039

Approved by the Directors:

"Stanley R. Ford" Director

"Christopher A. Serin" Director

PALLAUM MINERALS LTD.

Consolidated Statements of Loss and Deficit
For the Nine Months Ended March 31, 2000 and 1999
(Unaudited)

	2000	1999
Interest Income	$ 438	$ 449
Administration Costs		
Administration	28,973	59,451
Amortization	327	408
Consulting fees	31,498	64,630
Finder's Fees	22,500	—
Management fees	27,000	27,000
Professional fees	6,570	11,295
Regulatory and transfer agent fees	16,500	409
Travel and promotion	53,594	36,339
(Gain) loss on U.S. exchange	379	(1,535)
	187,341	197,997
Loss before the following	186,903	197,548
Write-off of resource properties	77,617	—
Loss for the period	264,520	197,548
Deficit - beginning of period	8,071,205	5,522,199
Deficit - end of period	$ 8,335,725	$ 5,719,747
Loss per share	$ 0.02	$ 0.02

PALLAUM MINERALS LTD.

Consolidated Statements of Cash Flows
For Nine Months Ended March 31, 2000 and 1999
(Unaudited)

		2000		1999
Operating Activities				
Loss for the period	$	**(264,520)**	$	(197,548)
Items not affecting cash:				
Amortization		**327**		408
Write-off of Resource properties		**77,617**		—
		(186,576)		(197,140)
Change in non-cash working capital related to operations				
Accounts and advances receivable		**(6,360)**		(2,194)
Accounts payable and accrued liabilities		**(21,155)**		123,859
Loan payable		**(53,736)**		53,736
		(267,827)		(21,739)
Investing Activities				
Investment in resource properties and deferred exploration and development costs (net)		**(77,617)**		(288,088)
Financing Activities				
Prepaid share subscriptions		**(21,500)**		98,700
Issuance of shares for cash (net)		**536,000**		132,000
Advances from (to) related parties		**(44,980)**		43,465
		469,520		274,165
Decrease In Cash During The Period	$	**124,076**	$	(35,662)
Cash, beginning of period	$	**2,122**	$	39,367
Cash, end of period	$	**126,198**	$	3,705

Supplemental Information on Non-Cash Investing and Financing Activities

In 1999, 195,000 shares were issued for finder's fees for net proceeds of $19,500. In 1998, 55,000 shares issued for resource properties for net proceeds of $36,450. 27,500 shares were issued for finder's fees for net proceeds of $13,200

PALLAUM MINERALS LTD.

Consolidated Schedules of Resource Property Deferred Costs
For Nine Months Ended March 31, 2000 and 1999
(Unaudited)

	Balance June 30, 1999	Expenditures for the period	Write-offs for the period	Balance March 31, 2000
Acquisition Costs, option Payments and advance royalties:				
Labrador Nickel Syndicate	$ 105,162	$ —	$ —	$ 105,162
St. Martinsville	—	77,617	(77,617)	—
Deferred Exploration Costs and development expenditures				
Labrador Nickel Syndicate	338,120	—	—	338,120
	$ 443,282	$ 77,617	$ (77,617)	$ 443,282

	Balance June 30, 1998	Expenditures for the period	Write-offs for the period	Balance March 31, 1999
Acquisition Costs, option payment and advance royalties				
Labrador Nickel Syndicate	$ 105,162	$ —	$ —	$ 105,162
Bullion Mountain Project	158,498	46,439	—	204,937
CVP Project	125,058	53,507	—	178,565
East Cortez Project	57,691	10,011	—	67,702
Stone Canyon Cabin Project	110,184	43,123	—	153,307
RM Project	49,325	5,880	—	55,205
WC Project	47,166	3,496	—	50,662
Hill Project	45,727	1,907	—	47,634
W Project	46,591	2,860	—	49,451
Buff Project	46,086	2,384	—	48,470
Deferred Exploration and development expenditures				
Labrador Nickel Syndicate	188,445	149,676	—	338,121
Bullion Mountain Project	711,328	—	—	711,328
CVP Project	297,641	—	—	297,641
East Cortez Project	46,040	760	—	46,800
Stone Canyon Cabin Project	85,674	—	—	85,674
RM Project	272,356	—	—	272,356
WC Project	9,864	4,450	—	14,314
Hill Project	7,834	—	—	7,834
W Project	14,673	—	—	14,673
Buff Project	8,927	45	—	8,972
	$ 2,434,270	$ 324,538	$ —	$ 2,758,808

PALLAUM MINERALS LTD.
Supplementary Information
For the nine month period ended March 31, 2000

1. Resource Property costs incurred during the period were $77,617.

Administration expenses amounted to $187,341 for the period, and are shown on the "Consolidated Statement of Loss and Deficit".

Related party expenditures for the period consisted of $27,000 paid for management fees and $15,415 for office facilities paid to a company controlled by a director; and $20,500 paid to a company controlled by an officer for financial, administrative, and corporate secretarial services.

2. (a) Summary of securities issued during the quarter:

Units	Type	Price/Unit	Amount
25,000	Exercise of Warrants	$0.26	$6,500
400,000	Exercise of Options	$0.15	$60,000
3,000,000	Private Placement	$0.10	$300,000
195,000	Finders Fee	$0.10	$19,500

(b) Summary of options granted during the quarter:

Units	Price	Expiry Date
100,000	$0.25	January 24, 2002
1,200,000	$0.36	March 15, 2005

3. As at the end of the quarter:
   (a) Authorized share capital:
   Unlimited number of common shares without par value
   Unlimited number of Class A preferred shares without par value
   Unlimited number of Class B preferred shares without par value

   (b) Issued and outstanding shares: **17,224,982** common shares

   (c) Outstanding options, warrants and convertible securities:

Type of Security	Number Outstanding	Price	Expiry Date
Options	400,000	$0.15	June 8, 2004
Options	150,000	$0.15	June 8, 2001
Options	100,000	$0.25	January 24, 2002
Options	1,200,000	$0.36	March 15, 2005
Warrants	195,000	$0.10	April 29, 2000
Warrants	275,000	$0.60	June 17, 2000
Warrants	332,500	$0.35	October 29, 2000
Warrants	1,250,000	$0.15	May 26, 2001
Warrants	3,000,000	$0.10/$0.15	January 14, 2000/02

(b) Number of shares in escrow: NIL

(c) Directors: Stanley R. Ford, Christopher A. Serin, Robert F. Sheldon, Michael Devlin, Kathleen Muzzio

Exempt No. 82-230

British Columbia
Securities Commission

02 MAR -1

QUARTERLY REPORT
Form 51-901F
(Formerly Form 61)

SCHEDULE A:	FINANCIAL INFORMATION
SCHEDULE B:	SUPPLEMENTARY INFORMATION
SCHEDULE C:	MANAGEMENT DISCUSSION

ISSUER DETAILS		
Name of Issuer **PALLAUM MINERALS LTD.**	For Quarter Ended **September 30, 2001**	Date of Report **November 27, 2001**
Issuer's Address **Suite 1000 – 355 Burrard Street** **Vancouver, B.C. V6C 2G8**	*Issuer's Fax No.* **604-687-0384**	*Issuer's Telephone No.* **604-687-5257**
Contact Person **Peter G. Rook Green, CMA**	*Contact's Position* **Corporate Secretary**	*Contact's Telephone No.* **604-507-2181**
Issuer's Web Site Address *www.pallaum.com*	*Contact's E-mail Address* *prookgrn@axionet.com*	

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosures contained herein have been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Director's Signature	*Print Full Name*	*Date Signed*
"Stanley R. Ford"	**Stanley R. Ford, Director**	November 27, 2001
Director's Signature	*Print Full Name*	*Date Signed*
"Christopher A. Serin"	**Christopher A. Serin Director**	November 27, 2001

Pallaum Minerals Ltd.

Schedule "A"

Consolidated Financial Statements

September 30, 2001 and 2000
(Unaudited)

PALLAUM MINERALS LTD.

Consolidated Balance Sheets
As at September 30, 2001 and June 30, 2001

	(Unaudited) September 30, 2001	(Audited) June 30, 2001
ASSETS		
Current Assets		
Cash and short-term deposits	$ —	$ 2,690
Accounts and advances receivable	20,145	12,795
Due from related parties (Note 6)	63,373	59,058
Share subscriptions receivable (Note 4(d))	20,774	89,274
Prepaid expenses	2,700	2,700
	106,992	166,517
Resource Properties and Deferred Exploration and Development Costs (Net) (Note 3)	1,402,259	1,062,946
Capital Assets (net) (Note 2)	1,324	1,394
	$ 1,510,575	$ 1,230,857
LIABILITIES		
Current Liabilities		
Bank indebtedness	$ 5,094	—
Accounts payable and accrued liabilities	190,693	135,190
Due to related parties (Note 6)	5,765	5,765
Loan payable (Note 7)	292,023	38,937
	493,575	179,892
SHAREHOLDERS' EQUITY		
Share Capital (Note 4)	10,032,893	9,955,493
Prepaid share subscriptions (Note 4 (g))	54,000	—
Deficit	(9,069,893)	(8,904,528)
	1,017,000	1,050,965
	$ 1,510,575	$ 1,230,857

See Accompanying Notes to the Consolidated Financial Statements

PALLAUM MINERALS LTD.

Consolidated Statements of Loss and Deficit
For the Three Months and Quarter Ended September 30, 2001 and 2000
(Unaudited – prepared by Management)

	2001	2000
Oil and Gas Revenue	$ 13,035	$ —
Interest Income	23	174
	13,058	174
General & Administrative Costs		
Accounting and audit fees	13,850	10,050
Administration	15,218	9,631
Amortization	70	87
Consulting fees	85,387	19,989
Management fees	9,000	9,000
Legal fees	2,186	1,471
Promotion	27,509	1,667
Regulatory and transfer agent fees	2,013	2,527
Travel	2,298	1,142
(Gain) loss on U.S. exchange	7,857	(519)
	165,388	55,045
Loss before the following	152,330	54,871
Depletion	13,035	—
Loss for the period	165.365	54.871
Deficit – beginning of period	8,904,528	8,423,511
Deficit - end of period	$ 9,069,893	$ 8,478,382
Loss per share	$ 0.007	$ 0.002

See Accompanying Notes to the Consolidated Financial Statements

PALLAUM MINERALS LTD.

Consolidated Statements of Cash Flows
For the Three Months Ended September 30, 2001 and 2000
(Unaudited – prepared by Management)

	2001	2000
Operating Activities		
Loss for the period	$ (165,365)	$ (54,871)
Items not affecting cash:		
Amortization	70	87
Depletion	13,035	—
	(152,260)	(54,784)
Change in non-cash working capital related to operations		
Accounts and advances receivable	(7,350)	52,010
Prepaid expenses	—	(52,595)
Accounts payable and accrued liabilities	55,503	(11,481)
	(104,107)	(66,850)
Investing Activities		
Investment in resource properties and deferred exploration and development costs (net)	(352,348)	—
Financing Activities		
Share subscriptions receivable	68,500	82,200
Prepaid share subscriptions	54,000	25,000
Issuance of shares for cash (net)	77,400	(9,173)
Loan payable	253,086	—
Advances from (to) related parties	(4,315)	—
	448,671	98,027
Increase (decrease) in cash during the period	$ (7,784)	$ 31,177
Cash, beginning of period	$ 2,690	$ 8,927
Cash (Bank Indebtedness), end of period	$ (5,094)	$ 40,104

See Accompanying Notes to the Consolidated Financial Statements

PALLAUM MINERALS LTD.

Consolidated Schedules of Resource Property Deferred Costs
For the Three months ended September 30, 2001 and 2000
(Unaudited – prepared by Management)

	Balance June 30, 2001	Expenditures for the period	Write-offs for the period	Balance September 30, 2001
Acquisition Costs, option Payments and advance royalties:				
Labrador Nickel Syndicate	$ 108,287	$ —	$ —	$ 108,287
Deferred Exploration Costs and development expenditures				
Labrador Nickel Syndicate	338,120	—	—	338,120
Hood County Wood Reef # 1	137,782	—	—	137,782
Hood County Mesa Wood # 1	234,216	19,918	—	254,134
Hood County Mesa Wood A # 2	244,541	48,978	—	293,519
Hood County Mesa Wood A # 3	—	141,726	—	141,726
Hood County Mesa Wood B #4		141,726		141,726
	1,062,946	352,348	—	1,415,294
Less: Accumulated Depletion	—	—	—	(13,035)
	$ 1,062,946	$ 352,348	$ —	$ 1,402,259

	Balance June 30, 2000	Expenditures for the period	Write-offs for the period	Balance September 30, 2000
Acquisition Costs, option Payments and advance royalties:				
Labrador Nickel Syndicate	$ 108,287	$ —	$ —	$ 108,287
Deferred Exploration Costs and development expenditures				
Labrador Nickel Syndicate	338,120	—	—	338,120
	$ 446,407	$ —	$ —	$ 446,407

See Accompanying Notes to the Consolidated Financial Statements

PALLAUM MINERALS LTD.

Notes to Consolidated Financial Statements
September 30, 2001 and 2000

1. CONTINUED OPERATIONS:

The Company, directly and through joint ventures, is in the process of exploring its resource properties and has not yet determined whether or not these properties contain reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production or, alternatively, upon the ability of the Company to dispose of properties or its interest therein on an advantageous basis.

2. SIGNIFICANT ACCOUNTING POLICIES:

Consolidation
These consolidated financial statements include the accounts of the Company and its wholly owned U.S. subsidiary, Pallaum Nevada.

Capital Assets
Capital Assets are recorded at cost. The company's amortization policy is 20% straight-line with amortization at half-rate during the year of acquisition.

Loss Per Share
Basic loss per share computations are based upon the weighted average number of shares outstanding during the year.

Resource Properties and Deferred Exploration and Development Costs
The costs of mineral properties, including related acquisition and development costs, and administrative costs are deferred until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold, abandoned or become impaired.

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to the acquisition and development of petroleum and natural gas reserves are capitalized.

Depletion of petroleum and natural gas properties are calculated using the unit-of-production method based on estimated proven reserves.

The Company applies the ceiling test to capitalized costs to ensure that such costs, less accumulated depletion and amortization, deferred income taxes and the provision for future site removal and restoration costs do not exceed future net revenues from estimated production of proven reserves at year-end prices and costs, net of impairment and the cost of unproved properties. Future net revenues are calculated after deducting general and administrative costs, financing costs, future site removal and restoration costs and income taxes.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amount reported in the consolidated financial statements and related notes to the financial statements. Actual results may vary from those estimates.

Financial Instruments
The carrying amounts for cash and short term deposits, accounts and advances receivable, accounts payable, accrued liabilities, due to/from related parties and share subscriptions payable on the balance sheets approximate fair value because of the limited term of these instruments. Fair value estimates are made at the balance sheet date, based on relevant information about the financial instrument.

2. SIGNIFICANT ACCOUNTING POLICIES, continued:

Foreign Currency Translation
Transactions recorded in United States dollars are translated as follows:

- monetary assets and liabilities at the rates prevailing at the balance sheet date.
- non-monetary assets and liabilities at historic rates.
- income and expenses at the average rate in effect during the year.
- exchange gains or losses are recorded in the consolidated statement of operations and deficit.

Stock Based Compensation
Employee and director stock options granted by the Company (as described in Note 4c)) are not recognized in the accounts until exercised, and then are recorded only as a credit to share capital to the extent of the exercise price. No remuneration expense is recorded by the Company on the excess, if any, of the trading price of the stock over its exercise price.

Accounting Principles
The interim financial statements follow the same accounting policies and methods as the audited financial statements at June 30, 2001.

3. RESOURCE PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT COSTS

a) Mineral Properties:

Labrador Nickel Syndicate

The Company and a company then related by a common officer and director formed the Labrador Nickel Syndicate ("LNS") and optioned a 100% interest in seventeen properties totaling 2,529 claims located in the Voisey's Bay/Harp Lake area of Labrador. LNS is a 50-50 joint venture between the two companies.

Under the agreements, the Company issued 100,000 shares to a third party who staked the claims, and issued finders' fees consisting of 108,750 shares and $500 to a group who arranged for the transaction.

On June 21, 1995, the Company announced that the land position had been increased to 2,533 claims south of the major Voisey's Bay discovery, and that pursuant to an agreement between itself, the related company, and a public company ("Pubco"), it was agreed that Pubco could earn a 50% interest in the property, subject to a net smelter return royalty of 3% payable to the staker, for $250,000 and the issuance of 350,000 shares of the public company paid to the staker; and work commitments totaling $500,000.

In November, 1995, the public company earned a 50% interest in the property in accordance with the terms of the agreement. The parties have agreed in principle to the terms of a joint venture on the properties.

In 1998, the LNS decided to reduce its holdings to the core 250 mineral claims, comprising two properties, identified as the Adlatok River 1, and the Adlatok River 2.

In January, 2001, the Company entered into an agreement with a public company "Pubco" whereby the Adlatok River 1 property would be grouped with an adjoining mineral license held by Pubco and another public company. Assessment credits would then be applicable to the grouped claims such that the tenure would be extended for nine years from 2001. In return for the grouping, the Company transferred to Pubco and the other public company an undivided 5% beneficial interest in the Adlatok River 1 property, leaving the Company with a 20% interest in Adlatok River 1. The Company also agreed that it would not earn any interest in the adjoining mineral licence.

3. RESOURCE PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT COSTS, continued:

a) Mineral Properties, continued

Labrador Nickel Syndicate, continued

In September 2001, the company has agreed to enter into an agreement with Falconbridge Limited, Donner Minerals, SVB Nickel Company Ltd., Major General Resources Ltd. and Northern Abitibi Mining Corp. wherein Falconbridge will earn a 50-per-cent interest in the South Voisey's Bay properties by expending $23 million. The Company owns a 25-per-cent interest in the 37.5 square-kilometre Adlatok River 2 property, which will be a part of the Falconbridge agreement. The Adlatok River 1 property is not part of the agreement.

b) *Oil and Gas Properties:*

Hood County Gas Prospect

The Company signed an agreement with International Oil & Gas Inc. to acquire a 12.8205 percent leasehold interest, or a 10% net revenue interest, in a 5,000-acre gas/oil prospect in Hood County, Texas. The prospect is located on the edge of the Lipann gas field, which is approximately 30 miles southwest of Ft. Worth, Texas. The first hole commenced drilling in October 2000, and the initial program was completed in early November. The Operator identified three major zones with gas showings in the Wood Reef No. 1 well. Gas showings were measured in three areas. On November 13, 2000, the Company announced that the operator has been instructed to complete the well, and to place it into commercial production. International Oil & Gas has negotiated a gas delivery contract.

The Company agreed to participate in the drilling of an additional two wells, Wood Reef Wells Nos. 2 and 3 (since renamed the Mesa Wood #1 and the Mesa Wood A#2). The agreement was revised so that the Company now holds a 24.333 percent leasehold interest, or an 18.97% net revenue interest in these additional wells. In consideration of financing received, the Company will transfer a 4% interest in these wells to the lender effective October 1, 2001 (See Note 7(a)).

The Company has also agreed to participate in a further five-well program, in which the Company will earn a leasehold interest of 25%, or a net revenue interest of 19.5%.

During the quarter ended September 30, 2001, the Company received $13,035 of revenues from the Mesa Wood #1 and Mesa Wood A#2 wells.

4. SHARE CAPITAL:

(a) Authorized -
Unlimited common voting shares without nominal or par value
Unlimited number of Class A preferred shares without nominal or par value
Unlimited number of Class B preferred shares without nominal or par value

4. **SHARE CAPITAL, continued:**

(b) Issued –

Share capital has been issued as follows:

	Number of Shares		Amount
Balance June 30, 2000	18,396,171	$	9,028,243
Issued for cash:			
Exercise of warrants	250,000		25,000
Balance September 30, 2000	18,646,171		9,053,243
Issued for cash:			
Exercise of options	470,000		77,500
Exercise of warrants	2,151,500		329,750
Private Placements net of expenses (d)	2,475,000		458,500
Issued for finders' fees (e)	182,500		36,500
Balance June 30, 2001	23,925,171	$	9,955,493
Issued for cash:			
Exercise of warrants	516,000		77,400
Balance September 30, 2001	24,441,171	$	10,032,893

(c) Warrants and options providing for the issue of additional common shares are outstanding as follows:

Item	Number June 30, 2001	Number Sept. 30, 2001	Exercise Price	Expiry Date
Options	30,000	30,000	$0.25	January 24/02
Options	200,000	—	$0.22	September 13/02
Options	700,000	300,000	$0.35	May 24/03
Options	150,000	150,000	$0.15	June 8/04
Options	775,000	775,000	$0.36	March 15/05
Warrants	1,776,000	1,776,000	$0.10/$0.15	December 15/01
Warrants	479,133	479,133	$0.48	June 23/02
Warrants	2,475,000	2,475,000	$0.27	April 26/03

(d) During the year ended June 30, 2001, the company received, or was due $458,500 as proceeds of a private placement, net of finders' fees from the issuance of 2,475,000 shares. To September 30, 2001 the Company received $68,500 towards the balance of share subscriptions receivable at June 30, 2001. The remaining balance of $20,774 was received in full subsequent to the quarter.

(e) The Company issued 182,500 for deemed proceeds of $36,500 as finder's fees for the above private placement.

(f) As at September 30, 2001 and 2000 the Company had Nil shares in escrow.

(g) During the quarter, the company received $54,000 towards a private placement, which was closed subsequent to the end of the quarter. (Note 8a)

PALLAUM MINERALS LTD.

Notes to Consolidated Financial Statements
September 30, 2001 and 2000

5. INCOME TAX

Effective June 30, 2001, the Company adopted CICA Standard 3465, "Accounting for Income Taxes."

The Company has non-capital losses of approximately $3,200,000 available to offset future taxable income in Canada, which expire between 2002 and 2008.

The benefits of these losses carried forward have not been recognized in the financial statements. The Company also has an amount of approximately $4,879,000 relating to exploration of its mineral and oil and gas properties, which is available to reduce future income for tax purposes.

6. RELATED PARTY TRANSACTIONS

During the three months ended September 30, 2001 the Company incurred management fees of $9,000 (2000 - $9,000) and $8,342 (2000 - $5,355) for office facilities and services with a company related by virtue of a common director and officer. The Company also incurred accounting and administrative fees of $12,000 (2000 - $9,000) with a company owned by an officer.

Due from Related Parties at September 30, 2001 includes $53,298 (2000 - $25,500) due from a company related by a common director and officer. Due to Related Parties includes $5,765 (2000 - $5,765) due to directors and officers of the company. Share subscriptions receivable includes $8,100 (2000 - $20,100) due from a director, which was paid in full subsequent to the quarter.

7. LOAN PAYABLE

a) The Company received a US$185,000 financing that will be used to drill the Mesa Wood #3 and the Mesa Wood #4 wells. This project financing for the wells was by means of a loan from an arm's length company that will be paid back and secured by the Company's Hood County production. The Company will bonus the lender for putting up the funds by transferring a 4% interest in the Mesa Wood #1 (Previously named the Wood Reef #2) and Mesa Wood A #2 (Previously named the Wood Reef #3) wells on October 1, 2002 to the lender.

b) In April 2001, the Company borrowed US$25,000 from an arm's length company to assist with financing of its oil and gas projects. This loan was repaid in full during the quarter.

8. SUBSEQUENT EVENTS

Subsequent to September 30, 2001, the Company:

a) Announced, received regulatory approval and closed a private placement consisting of 1,662,500 units priced at $0.20 per unit. Each unit consists of one share and one two-year share purchase warrant that enables the investor to purchase an additional 1,662,500 shares at $0.27 per share. Finders' fees totaling 67,250 shares were issued at a deemed price of $0.21 per share.

b) Received regulatory approval and granted 1,185,000 stock options to consultants at a price of $0.15 per share exercisable for two years.

c) Proposed to reduce the exercise price of 675,000 existing stock options from $0.36 per share to $0.15 per share. The expiry date of these options is March 15, 2005. This transaction is subject to regulatory and shareholder approval.

8. **SUBSEQUENT EVENTS, continued:**

d) Issued 300,000 shares pursuant to the exercise of share purchase warrants at $0.15 per share for total proceeds of $45,000; issued 1,662,500 shares, pursuant to a private placement at $0.20 per share for proceeds of $332,500; and issued 67,250 shares for finders fees for deemed proceeds of $14,123.

e) The Company received US$87,500 each from two arm's length companies for a total of US$175,000 in return for assignments of an undivided one-quarter interest in two wells located in Hood County, Texas, described as the Mesa Wood A-3 and the Mesa Wood B-4 wells, such one-quarter undivided interest equating to a 6.25% leasehold interest and a 4.875% net revenue interest in such two wells to each company.

PALLAUM MINERALS LTD.
SCHEDULE "B"
Supplementary Information
For the Quarter Ended September 30, 2001

1. **Analysis of Expenses and Deferred Costs**
Resource Property costs incurred during the period were $352,348, and are shown on the "Consolidated Schedules of Resource Property Deferred Costs".

General & administrative expenses amounted to $165,388 for the period compared to $55,045 in the same quarter of last year. Included in the total for the current period is administration of $15,218, which is made up of: Telephone & fax $5,302; Rent $7,142; Printing & office supplies $($1,126); and other $3,900. Please refer to the "Consolidated Statements of Loss and Deficit" for the period ended September 30, 2001. The increased general & administrative expenses reflect increased activity in the current period compared to the same period of last year.

2. **Related Party Expenditures**
Related party expenditures for the period consisted of $9,000 paid for management fees and $8,342 for office rent and services paid to a company controlled by a director; and $12,000 paid to a company controlled by an officer for financial, administrative, and corporate secretarial services.

3. **Summary of Securities Issued and Options Granted**
(a) Securities Issued during the period:

Date of Issue	Units	Security	Type of Issuance	Price/Unit	Cash Proceeds
Aug. 2/01	87,000	Common	Exercise warrants	$0.15	$13,050
Aug 9/01	49,000	Common	Exercise warrants	$0.15	$7,350
Aug 20/01	85,000	Common	Exercise warrants	$0.15	$12,750
Aug 31/01	140,000	Common	Exercise warrants	$0.15	$21,000
Sept 24/01	155,000	Common	Exercise warrants	$0.15	$23,250

(b) Summary of options granted during the period: NIL

4. **Share Capital as at the End of the Quarter:**
(a) Authorized share capital:
Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value
Unlimited number of Class B preferred shares without par value
(b) Issued and outstanding shares: **24,441,171** common shares
(c) Outstanding options, warrants and convertible securities:

Type of Security	Number Outstanding	Price	Expiry Date
Options	30,000	$0.25	January 24, 2002
Options	300,000	$0.35	May 24, 2003
Options	150,000	$0.15	June 8, 2004
Options	775,000	$0.36	March 15, 2005
Warrants	1,776,000	$0.15	December 15, 2001
Warrants	479,133	$0.48	June 23, 2002
Warrants	2,475,000	$0.27	April 26, 2003

(d) Number of shares in escrow: NIL

5. **Directors and Officers**
President, Chief Executive Officer, and Director.................. Stanley R. Ford, B. Sc., P.Eng, M.B.A.
Corporate Secretary and Chief Financial Officer.................. Peter G. Rook-Green, C.M.A.
Director.. Christopher A. Serin, B. Sc., M.B.A.
Director.. Robert F. Sheldon, B. Sc., P.Eng.
Director.. Michael Devlin, B. Sc. (Hons), M.B.A.

DESCRIPTION OF BUSINESS

Pallaum Minerals Ltd. (the "Company") was incorporated by registration of its memorandum and articles under the Company Act (British Columbia) on July 21, 1980 under the name "Baden Explorations Ltd". The Company was reorganized and continued under the *Canada Business Corporations Act* on July 7, 1988, and was renamed Reymont Gold Mines Ltd, and on December 13, 1991 was renamed Pallaum Minerals Ltd.

The Company has one subsidiary, Pallaum Nevada, which is wholly owned, and was incorporated on October 11, 1995 in the State of Nevada, USA. Pallaum Nevada has conducted business in conjunction with acquisition and exploration of the Company's U.S. resource interests.

In recent years, the Company's activities have consisted of acquisition and exploration of mineral properties in Labrador, and in Nevada, USA. During the prior fiscal year, the Company decided to expand its activities to participate in oil and gas projects. The Company evaluated opportunities to participate in such projects, and is now participating in some projects in the southern United States.

OPERATIONS AND FINANCIAL CONDITION

The loss for the period ended September 30, 2001 was $165,365 or $0.007 per share, compared to $54,871 or $0.002 per share in the same period of last year. Cash and short-term deposits at September 30, 2001 were ($5,094) compared to $2,690 at June 30, 2001. Working capital deficiency at September 30, 2001 was $386,583 compared to $13,375 at June 30, 2001.

During the current period, the Company recorded its first oil and gas net revenues of $13,035. Interest income amounted to $23 in the current period compared to $174 in the same period last year. General & Administrative expenses amounted to $165,388 in the current period, compared to $55,045 in the same period of the 2001 fiscal year. Included in the total for the current period is administration of $15,218, (which is made up of: telephone & fax $5,302; rent $7,142; printing & office supplies (1,126); and other $3,900, compared to $9,631; Consulting fees were $85,387 compared to $19,989; Accounting & audit $13,850 compared to $10,050; Management fees $9,000, unchanged from last year; and promotion $27,509 compared to $1,667 and are shown on the "Consolidated Statements of Loss and Deficit" for the period ended September 30, 2001. The increased expenses reflect substantially increased activity primarily relating to the Company's oil and gas interests in the current period compared to last year's period.

Resource Property costs incurred during the period were $352,348, and are shown on the "Consolidated Schedules of Resource Property Deferred Costs".

During the current quarter, the Company received $77,400 from the exercise of 516,000 warrants to purchase common shares.

Details of the Company's resource properties are as follows:

Hood County Gas Prospect

The Company signed an agreement with International Oil & Gas Inc. to acquire a 12.8205 percent leasehold interest in a 5,000-acre gas/oil prospect in Hood County, Texas. The prospect is located on the edge of the Lipann gas field, which is approximately 30 miles southwest of Ft. Worth, Texas. Drilling did not commence until October 2000, and the initial program was completed in early November. The Operator identified three major zones with gas showings in the Wood Reef No. 1 well. Gas showings were measured in three areas, including the Atoka Sands. On November 13, 2000, the Company announced that the operator has been instructed to complete the well in the Atoka Sands, and to place it into commercial production. International Oil & Gas has negotiated a gas delivery contract with Mitchell Energy Services.

The operator reported that the Wood Reef No. 1 discovery well was connected to Mitchell Gas Service's gas transmission line. Mitchell Gas Services has installed a meter system that can be expanded to permit up to 20 wells to be connected. Fracing sand formed a bridge and after repeated attempts using traditional techniques, a pump jack was installed and the sand bridge collapsed as predicted. A service rig is required to lower the pump to remove the formation water from the lower perforations. The well is connected to the meter.

OPERATIONS AND FINANCIAL CONDITION, continued

Hood County Gas Prospect, Continued:

The Company participated in an additional two-well project, Wood Reef No. 2 and Wood Reef No. 3. The agreement has been revised so that the Company holds a 24.333 percent leasehold interest, or an 18.97% net revenue interest in these two wells.

The Company agreed to participate in a further five-well program, in which the Company will earn a leasehold interest of 24%, or a net revenue interest of 19.5%. Work commenced on the first two wells in June, 2001. The Mesa Wood A#3 and B#4 well drilling was completed in September, 2001, so that the Company now has an interest in a total of four wells. The wells have been renamed so that the Wood Reef No. 2 well is now the Mesa Wood #1; the Wood Reef No. 3 is now the Mesa Wood A#2, and the Wood Reef No. 4 is now the Mesa Wood A#3.

In July, 2001, The Company received a US$185,000 financing that was used to drill the Mesa Wood A#3 and the Mesa Wood B#4 wells. This project financing for the wells was by means of a loan from an arm's length company that will be paid back and secured by the Company's Hood County production. The Company will bonus the lender for putting up the funds by transferring a 4% interest in the Mesa Wood #1 and Mesa Wood A #2 wells on October 1, 2002 to the lender.

Labrador Nickel Syndicate ("LNS")

In 1998, the LNS decided to reduce its holdings to the core 250 mineral claims, comprising two properties, identified as the Adlatok River 1, and the Adlatok River 2.

In January, 2001, the Company entered into an agreement with Major General Resources Ltd. (("MGJ") and Donner Minerals Ltd., ("Donner") both public companies, whereby the Adlatok River 1 property would be grouped with an adjoining mineral license held by MGJ and Donner. Assessment credits would then be applicable to the grouped claims such that the tenure would be extended for nine years from 2001. In return for the grouping, the Company transferred to MGJ and Donner an undivided 5% beneficial interest in the Adlatok River 1 property, leaving the Company with a 20% interest in Adlatok River 1. The Company also agreed that it would not earn any interest in the adjoining mineral licence.

In September, 2001, the company entered into an agreement with Falconbridge Limited, Donner Minerals, SVB Nickel Company Ltd., Major General Resources Ltd. and Northern Abitibi Mining Corp. wherein Falconbridge will earn a 50-per-cent interest in the South Voisey's Bay properties by expending $23 million. The Company owns a 25-per-cent interest in the 37.5 square-kilometre Adlatok River 2 property which will be a part of the Falconbridge agreement. The Adlatok River 1 property is not part of the agreement.

Related Party Expenditures

Related party expenditures incurred in the year consisted of $36,000 paid for management fees and $24,168 for office facilities and services paid to a company controlled by a director; and $37,000 paid to a company controlled by an officer for financial, administrative, and corporate secretarial services.

The Company entered into a management contract dated May 1, 1997, as amended with International Royalties Corporation ('IRC"), a company controlled by Stanley R. Ford, the President and Chief Executive Officer of the Company, whereby IRC provides management services as well as office facilities, secretarial, telephone, and general office services in return for the payment of $5,500 per month, and reimbursement of all expenses incurred by IRC on behalf of the Company plus a handling fee of 10% applicable to all disbursements incurred. The management contract has a one-year term but is renewable by consent of both parties.

Under an agreement, as amended, between IRC and R-G Management ("R-G") a company owned by Peter G. Rook-Green, Corporate Secretary and Chief Financial Officer of the Company, R-G provides accounting, administrative and corporate secretarial services to the Company. R-G is compensated at a rate of $4,000 per month for such services.

SUBSEQUENT EVENTS

Subsequent to the quarter, the Company:

a) Received regulatory approval and closed a private placement consisting of 1,662,500 units priced at $0.20 per unit. Each unit consists of one share and one two-year share purchase warrant that enables the investor to purchase an additional 1,662,500 shares at $0.27 per share. Finders' fees totaling 67,250 shares were issued at a deemed price of $0.21 per share.

b) Proposed to grant 1,185,000 stock options to directors and employees at a price of $0.15 per share exercisable for two years. This transaction is subject to regulatory approval.

c) Proposed to reduce the exercise price of 675,000 existing stock options from $0.36 per share to $0.15 per share. The expiry date of these options is March 15, 2005. This transaction is subject to regulatory approval.

d) Issued 816,000 shares pursuant to the exercise of share purchase warrants at $0.15 per share for total proceeds of $122,400; issued 1,662,500 shares, pursuant to a private placement at $0.20 per share for proceeds of $332,500; and issued 67,250 shares for finders fees for deemed proceeds of $14,123.

e) The Company received US$87,500 each from two arm's length companies for a total of US$175,000 in return for assignments of an undivided one-quarter interest in two wells located in Hood County, Texas, described as the Mesa Wood A-3 and the Mesa Wood B-4 wells, such one-quarter undivided interest equating to a 6.25% leasehold interest and a 4.875% net revenue interest in such two wells to each company.

LIQUIDITY AND SOLVENCY

As at September 30, 2001, the Company had a working capital deficiency of $386,583. Since inception, the Company's capital resources have been limited. As the Company has no producing resource properties, its only sources of revenue have been limited amounts from interest and investment income. As a result, the Company has had to rely upon the sale of equity securities through public offerings, private placements, and the exercise of stock options and warrants for funds required for acquisition, exploration and development of resource properties, and for administrative expenses.

British Columbia
Securities Commission 02 MAR -1 AM 8:45

QUARTERLY REPORT
Form 51-901F
(Formerly Form 61)

SCHEDULE A: SCHEDULE B: SCHEDULE C:	FINANCIAL INFORMATION SUPPLEMENTARY INFORMATION MANAGEMENT DISCUSSION

ISSUER DETAILS		
Name of Issuer **PALLAUM MINERALS LTD.**	For Quarter Ended **March 31, 2001**	Date of Report **May 25, 2001**
Issuer's Address **Suite 1000 – 355 Burrard Street** **Vancouver, B.C. V6C 2G8**	*Issuer's Fax No.* **604-687-0384**	*Issuer's Telephone No.* **604-687-5257**
Contact Person **Peter G. Rook Green, CMA**	*Contact's Position* **Corporate Secretary**	*Contact's Telephone No.* **604-507-2181**
Issuer's Web Site Address ***www.pallaum.com***	*Contact's E-mail Address* ***prookgrn@axionet.com***	

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosures contained herein have been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of schedule A and schedules B & C.

Director's Signature	*Print Full Name*	*Date Signed*
"Stanley R. Ford"	**Stanley R. Ford, Director**	May 25, 2001
Director's Signature	*Print Full Name*	*Date Signed*
"Christopher A. Serin"	**Christopher A. Serin Director**	May 25, 2001

Pallaum Minerals Ltd.

Schedule "A"

Consolidated Financial Statements

March 31, 2001 and 2000
(Unaudited)

PALLAUM MINERALS LTD.

Consolidated Balance Sheets
As at March 31, 2001 and June 30, 2000

		(Unaudited) March 31, 2001		(Audited) June 30, 2000
ASSETS				
Current Assets				
Cash and short-term deposits	$	15,832	$	8,927
Accounts and advances receivable		15,807		97,489
Due from related parties (Note 6)		48,640		22,377
Share subscriptions receivable (Note 4(i))		9,900		110,100
		90,179		238,893
Resource Properties and Deferred Exploration and Development Costs (Note 3)		967,975		446,407
Capital Assets (net) (Note 2)		1,481		1,743
	$	1,059,635	$	687,043
LIABILITIES				
Current Liabilities				
Accounts payable and accrued liabilities	$	91,546	$	82,314
SHAREHOLDERS' EQUITY				
Share Capital (Note 4)		9,362,493		9,028,243
Prepaid share subscriptions (Note 4 (j))		353,000		—
Deficit		(8,747,404)		(8,423,514)
		968,089		604,729
	$	1,059,635	$	687,043

See Accompanying Notes to the Consolidated Financial Statements

PALLAUM MINERALS LTD.

Consolidated Statements of Loss and Deficit
For the Nine Months and Quarter Ended March 31, 2001 and 2000
(Unaudited – prepared by Management)

Three Months 2001	Three Months 2000		Nine Months 2001	Nine Months 2000
$ 234	$ 155	**Interest Income**	$ 1,355	$ 438
		General & Administrative Costs		
10,530	10,650	Accounting and audit fees	31,110	24,800
13,548	9,491	Administration	46,486	28,973
87	109	Amortization	261	327
29,375	5,913	Consulting fees	75,714	7,433
—	2,500	Finder's Fees	—	22,500
9,000	9,000	Management fees	27,000	27,000
4,478	806	Legal fees	7,908	5,836
5,502	46,104	Promotion	40,763	44,378
6,257	7,117	Regulatory and transfer agent fees	16,136	16,500
2	—	Shareholder communications	2,607	1,670
7,501	7,545	Travel	14,401	7,545
1,702	511	(Gain) loss on U.S. exchange	2,481	379
87,982	99,746		264,867	187,341
(87,748)	(99,591)	**Loss before the following**	(263,512)	(186,903)
(60,381)	(22,378)	**Write-off of resource properties**	(60,381)	(77,617)
(148,129)	(121,969)	**Loss for the period**	(323,893)	(264,520)
(8,599,275)	(8,213,756)	**Deficit - beginning of period**	(8,423,511)	(8,071,205)
$ (8,747,404)	$ (8,335,725)	**Deficit - end of period**	$ (8,747,404)	$ (8,335,725)
$ (0.007)	$ (0.007)	**Loss per share**	$ (0.017)	$ (0.018)

See Accompanying Notes to the Consolidated Financial Statements

PALLAUM MINERALS LTD.

Consolidated Statements of Cash Flows
For the Nine Months and Quarter Ended March 31, 2001 and 2000
(Unaudited – prepared by Management)

Three Months 2001	Three Months 2000		Nine Months 2001	Nine Months 2000
		Operating Activities		
$ (148,129)	$ (121,969)	Loss for the period	$ (323,893)	$ (264,520)
		Items not affecting cash:		
87	109	Amortization	261	327
60,381	22,378	Write-off resource properties	60,381	77,617
(87,661)	(99,482)		(263,251)	(186,576)
		Change in non-cash working capital related to operations		
23,237	(1,844)	Accounts and advances receivable	81,684	(6,360)
60,381	—	Prepaid expenses	—	—
23,517	(4,027)	Accounts payable and accrued liabilities	9,233	(21,155)
19,474	(105,353)		(172,334)	(214,091)
		Investing Activities		
(498,466)	(22,378)	Investment in resource properties and deferred exploration and development costs (net)	(581,949)	(77,617)
		Financing Activities		
—	—	Share subscriptions receivable	100,200	—
327,000	(52,000)	Prepaid share subscriptions	353,000	(21,500)
113,100	366,500	Issuance of shares for cash (net)	334,250	536,000
—	(53,736)	Loans from shareholders	—	(53,736)
(7,834)	(29,468)	Advances from (to) related parties	(26,262)	(44,980)
432,266	231,296		761,188	415,784
(46,726)	103,565	**Increase (decrease) in cash during the period**	$ 6,905	$ 124,076
62,558	22,633	**Cash, beginning of period**	$ 8,927	$ 2,122
$ 15,832	$ 126,198	**Cash, end of period**	$ 15,832	$ 126,198

See Accompanying Notes to the Consolidated Financial Statements

PALLAUM MINERALS LTD.

Consolidated Schedules of Resource Property Deferred Costs
For the Nine months ended March 31, 2001 and 2000
(Unaudited – prepared by Management)

	Balance June 30, 2000	Expenditures for the period	Write-offs for the period	Balance March 31, 2001
Acquisition Costs, option Payments and advance royalties:				
Labrador Nickel Syndicate	$ 108,287	$ —	$ —	$ 108,287
Deferred Exploration Costs and development expenditures				
Labrador Nickel Syndicate	338,120	—	—	338,120
Archer County Prospect	—	60,381	(60,381)	—
Hood County Wood Reef # 1	—	129,027	—	129,027
Hood County Wood Reef # 2	—	230,815	—	230,815
Hood County Wood Reef # 3	—	161,726	—	161,726
	$ 446,407	$ 581,949	$ (60,381)	$ 967,975

	Balance June 30, 1999	Expenditures for the period	Write-offs for the period	Balance March 31, 2000
Acquisition Costs, option Payments and advance royalties:				
Labrador Nickel Syndicate	$ 105,162	$ —	$ —	$ 105,162
St. Martinville		55,239	(55,239)	—
Deferred Exploration Costs and development expenditures				
Labrador Nickel Syndicate	338,120	—	—	338,120
	$ 443,282	$ 55,239	$ (55,239)	$ 443,282

See Accompanying Notes to the Consolidated Financial Statements

PALLAUM MINERALS LTD.

Notes to Consolidated Financial Statements
March 31, 2001 and 2000

1. CONTINUED OPERATIONS:

The Company, directly and through joint ventures, is in the process of exploring its resource properties and has not yet determined whether or not these properties contain reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production or, alternatively, upon the ability of the Company to dispose of properties or its interest therein on an advantageous basis.

2. SIGNIFICANT ACCOUNTING POLICIES:

Consolidation
These consolidated financial statements include the accounts of the Company and its wholly owned U.S. subsidiary, Pallaum Nevada, and its wholly-owned dormant Canadian subsidiary, Reymont Resources Ltd.

Capital Assets
Capital Assets are recorded at cost. The company's depreciation policy is 20% straight-line with depreciation at half-rate during the year of acquisition.

Loss Per Share
Basic loss per share computations are based upon the weighted average number of shares outstanding during the year.

Resource Properties and Deferred Exploration and Development Costs
The costs of resource properties, including related acquisition and development costs, and administrative costs are deferred until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold, abandoned or become impaired.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amount reported in the consolidated financial statements and related notes to the financial statements. Actual results may vary from those estimates.

Financial Instruments
The carrying amounts for cash and short term deposits, accounts and advances receivable, accounts payable, accrued liabilities, due to/from related parties and share subscriptions payable on the balance sheets approximate fair value because of the limited term of these instruments. Fair value estimates are made at the balance sheet date, based on relevant information about the financial instrument.

Foreign Currency Translation
Transactions recorded in United States dollars are translated as follows:

- monetary assets and liabilities at the rates prevailing at the balance sheet date.
- non-monetary assets and liabilities at historic rates.
- income and expenses at the average rate in effect during the year.
- exchange gains or losses are recorded in the consolidated statement of operations and deficit.

Stock Based Compensation
Employee and director stock options granted by the Company (as described in Note 4c)) are not recognized in the accounts until exercised, and then are recorded only as a credit to share capital to the extent of the exercise price. No remuneration expense is recorded by the Company on the excess, if any, of the trading price of the stock over its exercise price.

2. SIGNIFICANT ACCOUNTING POLICIES, continued:

Income Taxes

The Company has retroactively applied the new recommendations from the Canadian Institute of Chartered Accountants ("CICA") regarding accounting for income taxes. According to these new recommendations, the Company accounts for and measures future tax assets and liabilities in accordance with the liability method instead of the deferral method used in the past.

Under the asset and liability method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Such an allowance applies fully to all potential income tax assets of the Company.

The retroactive change in accounting policy for future income taxes has no effect on the financial statements of any of the periods presented.

Accounting Principles

The interim financial statements follow the same accounting policies and methods as the audited financial statements at June 30, 2000.

3. RESOURCE PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT COSTS:

Labrador Nickel Syndicate

The Company and a company then related by a common officer and director formed the Labrador Nickel Syndicate ("LNS") and optioned a 100% interest in seventeen properties totaling 2,529 claims located in the Voisey's Bay/Harp Lake area of Labrador. LNS is a 50-50 joint venture between the two companies.

Under the agreements, the Company issued 100,000 shares to a third party who staked the claims, and issued finders' fees consisting of 108,750 shares and $500 to a group who arranged for the transaction.

On June 21, 1995, the Company announced that the land position had been increased to 2,533 claims south of the major Voisey's Bay discovery, and that pursuant to an agreement between itself, the related company, and a public company, it was agreed that the public company could earn a 50% interest in the property, subject to a net smelter return royalty of 3% payable to the staker, for $250,000 and the issuance of 350,000 shares of the public company paid to the staker; and work commitments totaling $500,000.

In November, 1995, the public company earned a 50% interest in the property in accordance with the terms of the agreement.

In 1998, the LNS decided to reduce its holdings to the core mineral claims, and has reduced the property to 250 claims. The parties have agreed in principle to the terms of a joint venture on the properties.

In 2001, Pallaum's interest in the claims has been reduced to 20% in return for ten year's worth of work being applied to the property.

PALLAUM MINERALS LTD.

Notes to Consolidated Financial Statements
March 31, 2001 and 2000

3. **RESOURCE PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT COSTS, continued:**

<u>Hood County Oil Prospect</u>

The Company signed an agreement with International Oil & Gas Inc. to acquire a 12.8205 percent leasehold interest, or a 10% net revenue interest, in a 5,000-acre gas/oil prospect in Hood County, Texas. The prospect is located on the edge of the Lipann gas field, which is approximately 30 miles southwest of Ft. Worth, Texas. The first hole commenced drilling in October 2000, and the initial program was completed in early November. The Operator identified three major zones with gas showings in the Wood Reef No. 1 well. Gas showings were measured in three areas. On November 13, 2000, the Company announced that the operator has been instructed to complete the well, and to place it into commercial production. International Oil & Gas has negotiated a gas delivery contract.

The Company agreed to participate in the drilling of an additional two wells, Wood Reef Wells Nos. 2 and 3. The agreement has been revised so that the Company now has a 24.333 percent leasehold interest, or a 18.97% net revenue interest in these additional wells.

The Company has also agreed to participate in a further five-well program, in which the Company will earn a leasehold interest of 25%, or a net revenue interest of 19.5%.

<u>Archer County Oil Prospect</u>

The Company executed an agreement to acquire a 22-1/2 percent working interest or an 18% net revenue interest in an oil and gas prospect in Archer County, Texas. The well was drilled and the front edge of the reef was intersected. The results of the drilling did not indicate hydrocarbons of significance. As a result, the Company has written off the costs incurred on the well.

Under an area of mutual interest (AMI) clause in the Company's agreement, the Company has the first right of refusal to participate in any well drilled on any additional acreage acquired by Oil for America that lies within a five-mile radius of the first well drilled. Oil for America recently acquired a further 133 contiguous acres and the Company can elect to acquire a 22.5 percent working interest in the additional acreage.

<u>St. Martinville Oil Prospect</u>

In 2000, The Company entered into an agreement to acquire a 15% interest in the St Martinville Field, Louisiana Prospect. The Company drilled unsuccessfully, plugged the well, and abandoned the property. At June 30, 2000, all costs relating to the property were written off.

4. **SHARE CAPITAL:**

(a) Authorized -

Unlimited common voting shares without nominal or par value
Unlimited number of Class A preferred shares without nominal or par value
Unlimited number of Class B preferred shares without nominal or par value

4. **SHARE CAPITAL, continued:**

(b) Issued –

Share capital has been issued as follows:

	Number of Shares		Amount
Balance June 30, 1999	12,354,982	$	8,213,179
Issued for cash:			
Private Placements net of expenses (f)	4,250,000		430,500
Exercise of options (e)	400,000		60,000
Exercise of warrants (d)	25,000		6,500
Issued for finders' fees (g)	195,000		19,500
Balance March 31, 2000	17,224,982		8,729,679
Issued for cash:			
Exercise of warrants (d)	305,000		39,300
Private Placements net of expenses (f)	458,333		155,012
Issued for finders' fees (g)	20,800		7,488
Issued for debt (h)	387,056		96,764
Balance June 30, 2000	18,396,171	$	9,028,243
Issued for cash:			
Exercise of options (e)	150,000		22,500
Exercise of warrants (d)	2,114,833		311,750
Balance March 31, 2001	20,661,004	$	9,362,493

(c) Warrants and options providing for the issue of additional common shares are outstanding as follows:

Item	March 31, 2000	June 30, 2000	March 31, 2001	Exercise Price	Expiry Date
Options	150,000	150,000	150,000	$0.15	June 8/01
Options	100,000	100,000	100,000	$0.25	Jan 24/02
Options	—	—	200,000	$0.22	Sep. 13/02
Options	400,000	400,000	250,000	$0.15	June 8/04
Options	1,200,000	950,000	950,000	$0.36	Mar 15/05
Warrants	195,000	—	—	$0.10	April 29/00
Warrants	332,500	277,500	—	$0.35	Oct 29/00
Warrants	275,000	—	—	$0.60	June 17/00
Warrants	1,250,000	1,250,000	186,667	$0.15	May 26/01
Warrants	—	2,750,000	1,876,000	$0.15	Dec 15/01
Warrants	—	479,133	479,133	$0.48	June 23/02

(d) During the nine month period ended March 31, 2001, the company received $311,750 (June 30, 2000 – $39,300, March 31, 2000 – $6,500) as proceeds from 2,114,833 (June 30, 2000 – 305,000, March 31, 2000 – 25,000) warrants exercised.

(e) During the nine month period ended March 31, 2001, the Company received $22,500 (June 30, 2000 – Nil, March 31, 2000 – $60,000) as proceeds from 150,000 (June 30, 2000 – Nil, March 31, 2000 – 400,000) options exercised.

PALLAUM MINERALS LTD.

Notes to Consolidated Financial Statements
March 31, 2001 and 2000

4. SHARE CAPITAL, continued:

(f) During the nine month period ended March 31, 2001, the company received $Nil (June 30, 2000 – 155,012, March 31, 2000 - $430,500), net of expenses, as proceeds from private placements of Nil (June 30, 2000 – 458,333, March 31, 2000 – 4,250,000) units issued.

(g) During the nine month period ended March 31, 2001, the company issued Nil (June 30, 2000 – 20,800, March 31, 2000 – 195,000) shares for finders fees valued at $Nil (June 30, 2000 – $7,488, March 31, 2000 – $19,500).

(h) During the year ended June 30, 2000, the company issued 387,056 shares for debt valued at $96,764.

(i) The balance of $9,900 for share subscriptions was received subsequent to March 31, 2001.

(j) The Company received $353,000 for share subscriptions pursuant to a private placement. Regulatory approval was received, and the shares were issued subsequent to March 31, 2001. (See Note 8(i).

(k) During the nine-month period of 2001, the Company granted and received regulatory approval for 200,000 stock options to an employee/consultant at $0.22 per share, expiring September 13, 2002.

(l) As at March 31, 2001, 2000 and June 30, 2000 the Company had Nil shares in escrow.

5. INCOME TAX:

The Company has incurred losses for income tax purposes totaling $3,079,000 that may be carried forward to reduce taxable income and will expire at various dates up to June 30, 2007. The Company also has $3,920,000 of exploration and development expenses, which may be utilized for tax purposes. This amount is net of $1,316,000 of expenses which have been renounced and are not deductible by the Company for income tax purposes.

6. RELATED PARTY TRANSACTIONS:

During the nine months ended March 31, 2001 the Company incurred management fees of $27,000 (2000 - $27,000) and $16,065 (2000 - $15,415) for office facilities and services with a company related by virtue of a common director and officer. The Company also incurred accounting and administrative fees of $27,000 (2000 – $20,500) with a company owned by an officer.

Due from Related Parties at March 31, 20001 includes $36,672 (2000-$26,424) due from a company related by a common director and officer. Share subscriptions receivable includes $9,900 due from a director, which was paid in full subsequent to the quarter.

7. SUBSEQUENT EVENTS:

Subsequent to the quarter, the Company:

i) Amended and received regulatory approval for a non-brokered private placement of 2,475,000 units at $0.20 per unit for total proceeds of $495,000. The private placement was originally announced as 2,225,000 units at $0.20 per unit, and was increased to 2,475,000 units at $0.20 per unit. Each unit consists of one common share and one two-year purchase warrant that enables the investors to purchase additional 2,475,000 shares at a price of $0.27 per share. The Company paid finders' fees of $36,500 in shares based on the closing price of $0.20 per share.

7. **SUBSEQUENT EVENTS, continued:**

ii) announced that, subject to regulatory approval, it has appointed Canaccord Capital to carry out a private placement to raise $900,000 by sale of 3,000,000 units at a price of $0.30 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant will enable the holder to acquire one additional share for two years at an exercise price of $0.35. The Company will pay a cash commission of 7-½% of the proceeds to the agent. The agent will also be granted broker warrants equal to 25% of the number of units placed by the agent. Each broker warrant will entitle the agent to purchase one common share at a price of $0.30 for a period of two years from closing.

iii) Issued 250,000 common shares from the exercise stock options for proceeds of $37,500.

iv) Issued 186,667 common shares from the exercise of share purchase warrants for proceeds of $28,000.

PALLAUM MINERALS LTD.
SCHEDULE "B"
Supplementary Information
For the nine months ended March 31, 2001

1. **Analysis of Expenses and Deferred Costs**

Resource Property costs incurred during the nine-month period were $581,949, and are shown on the "Consolidated Schedules of Resource Property Deferred Costs".

General & administrative expenses amounted to $264,867 for the nine-month period, compared to $187,341 in the nine-month period of the prior year. Included in the total for the current nine months is administration of $46,486, which is made up of: Telephone & fax $15,652; Rent $13,365; Printing & office supplies $3,684; and other $13,785. Please refer to the "Consolidated Statements of Loss and Deficit" for the period ended March 31, 2001. The increased general & administrative expenses reflect increased activity in the current period compared to March 31, 2000. In the current quarter, the Company incurred $60,381 for its share of drilling costs on the Archer County, Texas oil and gas prospect. As the results revealed no hydrocarbons of significance, the costs were written off.

2. **Related Party Expenditures**

Related party expenditures for the year consisted of $27,000 paid for management fees and $16,065 for office rent and services paid to a company controlled by a director; and $27,000 paid to a company controlled by an officer for financial, administrative, and corporate secretarial services.

3. **Summary of Securities Issued and Options Granted**

(a) Securities Issued during the nine-month period:

Date of Issue	Units	Security	Type of Issuance	Price/Unit	Cash Proceeds
Sept 27/00	250,000	Common	Exercise Warrants	$0.10	$ 25,000
Oct. 25/00	833,333	Common	Exercise Warrants	$0.15	125,000
Oct. 27/00	177,500	Common	Exercise Warrants	$0.26	46,150
Nov 17/00	250,000	Common	Exercise Warrants	$0.10	25,000
Jan. 11/01	139,000	Common	Exercise Warrants	$0.15	20,850
Feb. 6/01	100,000	Common	Exercise Warrants	$0.15	15,000
Feb. 16/01	205,000	Common	Exercise Warrants	$0.15	30,750
Feb. 23/01	150,000	Common	Exercise Options	$0.15	22,500
Feb. 23/01	30,000	Common	Exercise Warrants	$0.15	4,500
Feb. 27/01	130,000	Common	Exercise Warrants	$0.15	19,500

(b) Summary of options granted during the nine-month period:

Name	Date	Number	Exercise Price	Expiry Date
Employee/Consultant	Sept. 13/00	200,000	$0.22	Sept. 13/02

4. **Share Capital as at the End of the Quarter:**

(a) Authorized share capital:
Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value
Unlimited number of Class B preferred shares without par value

(b) Issued and outstanding shares: **20,661,004** common shares

4. **Share Capital as at the End of the Quarter, continued:**

(c) Outstanding options, warrants and convertible securities:

Type of Security	Number Outstanding	Price	Expiry Date
Options	150,000	$0.15	June 8, 2001
Options	100,000	$0.25	January 24, 2002
Options	200,000	$0.22	September 13, 2002
Options	250,000	$0.15	June 8, 2004
Options	950,000	$0.36	March 15, 2005
Warrants	186,667	$0.15	May 26, 2001
Warrants	1,876,000	$0.15	December 15, 2001
Warrants	479,133	$0.48	June 23, 2002

(d) Number of shares in escrow: NIL

5. **Directors and Officers**

President, Chief Executive Officer, and Director .... Stanley R. Ford, B. Sc., P.Eng, M.B.A.
Corporate Secretary and Chief Financial Officer .... Peter G. Rook-Green, C.M.A.
Director.. Christopher A. Serin, B. Sc., M.B.A.
Director.. Robert F. Sheldon, B. Sc., P.Eng.
Director.. Michael Devlin, B. Sc. (Hons), M.B.A.

DESCRIPTION OF BUSINESS

Pallaum Minerals Ltd. (the "Company") was incorporated by registration of its memorandum and articles under the Company Act (British Columbia) on July 21, 1980 under the name "Baden Explorations Ltd". The Company was reorganized and continued under the *Canada Business Corporations Act* on July 7, 1988, and was renamed Reymont Gold Mines Ltd, and on December 13, 1991 was renamed Pallaum Minerals Ltd.

The Company has one subsidiary, Pallaum Nevada, which is wholly owned, and was incorporated on October 11, 1995 in the State of Nevada, USA. Pallaum Nevada has conducted business in conjunction with acquisition and exploration of the Company's U.S. resource interests.

In recent years, the Company's activities have consisted of acquisition and exploration of mineral properties in Labrador, and in Nevada, USA. During the prior fiscal year, the Company decided to expand its activities to participate in oil and gas projects. The Company evaluated opportunities to participate in such projects, and decided to participate in some projects in the southern United States.

OPERATIONS AND FINANCIAL CONDITION

The loss for the nine-month period ended March 31, 2001 was $323,893 or $0.017 per share, compared to $264,520 or $0.018 per share for the same nine-month period last year. Cash and short-term deposits at March 31, 2001 were $15,832 compared to $8,927 at June 30, 2000. Working capital (deficiency) at March 31, 2001 was ($1,367) compared to $156,579 at June 30, 2000.

Interest income amounted to $1,355 in the current nine-month period compared to $438 in the same period last year. General & Administrative expenses amounted to $264,867 for the nine-month period, compared to $187,341 in the prior nine-month period. Included in the total for the current nine months is administration of $46,486, (which is made up of: telephone & fax $15,652; rent $13,365; printing & office supplies $3,684; and other $13,785), compared to $28,973 in the same nine months of the previous year; Consulting fees were $75,714 (including payments of $21,000 under the investor relations agreement as noted below) compared to $7,433; Accounting & audit $31,110 compared to $24,800; Management fees of $27,000, unchanged from the nine-month period of last year; and promotion $40,763 compared to $44,378 and are shown on the "Consolidated Statements of Loss and Deficit" for the period ended March 31, 2001. The increased expenses reflect increased activity in the current period compared to March 31, 2000. The Company also wrote off $60,381 of resource property costs in the current nine months, compared to $77,617 in the nine months of last year.

Resource Property costs incurred during the nine-month period were $581,949, and are shown on the "Consolidated Schedules of Resource Property Deferred Costs".

Details of the Company's resource properties are as follows:

Hood County Gas/Oil Prospect

The Company signed an agreement with International Oil & Gas Inc. to acquire a 12.8205 percent leasehold interest in a 5,000-acre gas/oil prospect in Hood County, Texas. The prospect is located on the edge of the Lipann gas field, which is approximately 30 miles southwest of Ft. Worth, Texas. Drilling did not commence until October 2000, and the initial program was completed in early November. The Operator identified three major zones with gas showings in the Wood Reef No. 1 well. Gas showings were measured in three areas, including the Atoka Sands. On November 13, 2000, the Company announced that the operator has been instructed to complete the well in the Atoka Sands, and to place it into commercial production. International Oil & Gas has negotiated a gas delivery contract with Mitchell Energy Services.

The operator reported that the Wood Reef No. 1 discovery well was connected to Mitchell Gas Service's gas transmission line. Mitchell Gas Services has installed a meter system that can be expanded to permit up to 20 wells to be connected. Fracing sand formed a bridge and after repeated attempts using traditional techniques, a pump jack was installed and the sand bridge collapsed as predicted. A service rig is required to lower the pump to remove the formation water from the lower perforations. The well is connected to the meter.

OPERATIONS AND FINANCIAL CONDITION, continued

Hood County Gas/Oil Prospect, Continued:

The Company participated in an additional two-well project, Wood Reef No. 2 and Wood Reef No. 3. The agreement has been revised so that the Company holds a 24.333 percent leasehold interest, or an 18.97% net revenue interest in these two wells.

The Wood Reef No. 2 well was spudded approx. 1,645 feet west of Wood Reef No. 1, and was drilled to a depth of 5,270 feet. A pressure bomb test was carried out which showed that the frac fluid was at an elevation of 2,500 feet above the perforations. The well began producing gas through a 12/64-inch choke. The well continues to unload the frac fluid through the 5.5-inch-diameter casing with sustained high pressures. The production tubing is on site and the operator will install it. The completion costs are within budget and the moneys held in trust are sufficient to complete the well.

The Wood Reef No. 3 well was spudded approx. 2,500 feet north of Wood Reef No. 2, was drilled to a depth of 5,289 feet, and the frac job was completed. The well is loading. The procedure has been to shut the well in for 48 hours to allow the casing pressure to build up, and then to open the valve and allow gas to lift the frac fluid. The well is also producing oil and condensates. The petroleum products will be sold at a premium should commercial quantities be produced. The production tubing is on site and the operator will use the service rig to install it. Subsequent swabbing should kick the well off and begin production. The current information about the well indicates that it will be a successful well.

In summary, Wells No. 3, No. 2 and then No. 1 will be serviced immediately. Procedures to place all three wells into full commercial production will take approximately 72 hours. After all wells have produced and the flow rates have settled down, a four-point flow test will be carried out on each well.

The Company has agreed to participate in a further five-well program, in which the Company will earn a leasehold interest of 24%, or a net revenue interest of 19.5%

Archer County Oil Prospect

The Company executed an agreement to acquire a 22-1/2 percent working interest or an 18% net revenue interest in an oil and gas prospect in Archer County, Texas. The well was drilled and the front edge of the reef was intersected. The well did not have significant hydrocarbons. Since oil is being produced 900 feet away, the original seismic report and the mud logger report will be studied, and a decision will be made as to the location of future drilling.

Under an area of mutual interest (AMI) clause in the Company's agreement, the Company has the first right of refusal to participate in any well drilled on any additional acreage acquired by Oil for America that lies within a five-mile radius of the first well drilled. Oil for America recently acquired a further 133 contiguous acres and the Company can elect to acquire a 22.5 percent working interest in the additional acreage. The total of 323 acres now entirely covers a Palo Pinto reef structure as interpreted from the A1 Remote Sensing and 2-D seismic studies on the prospect.

North Barataria, Louisiana Oil Property

The Company entered into a letter of intent to acquire a 20 per-cent interest in the North Barataria property, a 300-acre oil and gas prospect located in Jefferson Parish, Louisiana. Due to the Company's additional commitments to the Hood County Prospect, the Company has decided not to proceed with the North Barataria Property.

Labrador Nickel Syndicate ("LNS")

The Company continues to hold its interest in the LNS Syndicate. However, the project has been put on hold pending resolution of matters with the native people of Labrador, and the current low prices for minerals. The Company's interest in the LNS has been reduced to 20% in return for ten year's worth of work being applied to the property.

Related Party Expenditures

Related party expenditures incurred in the nine-month period consisted of $27,000 paid for management fees and $16,065 for office facilities and services paid to a company controlled by a director; and $27,000 paid to a company controlled by an officer for financial, administrative, and corporate secretarial services.

OPERATIONS AND FINANCIAL CONDITION, continued

Related Party Expenditures, continued

The Company entered into a management contract dated May 1, 1997 with International Royalties Corporation ('IRC"), a company controlled by Stanley R. Ford, the President and Chief Executive Officer of the Company, whereby IRC provides management services as well as office facilities, secretarial, telephone, and general office services in return for the payment of $7,400 per month, (decreased to $4,485 per month effective January, 1999), and reimbursement of all expenses incurred by IRC on behalf of the Company plus a handling fee of 10% applicable to all disbursements incurred. The management contract has a one-year term but is renewable by consent of both parties.

Under an agreement between IRC and R-G Management ("R-G") a company owned by Peter G. Rook-Green, Corporate Secretary and Chief Financial Officer of the Company, R-G provides accounting, administrative and corporate secretarial services to the Company. R-G is compensated at a rate of $3,000 per month for such services.

Investor Relations

Effective September 1, 2000, the Company entered into a six-month contract with Critical Link Communications of Vancouver, an arm's length company to carry out investor relations and to assist the Company in raising capital for further oil and gas projects. The contract calls for the Company to pay a monthly retainer of $3,500, and issued Critical Link Communications an option to purchase 200,000 shares of the company at an exercise price of $0.22 per share, exercisable for a period of two years. During the period, the Company paid Critical Link Communications $21,000. Regulatory approval of this transaction was received on October 17, 2000.

SUBSEQUENT EVENTS

Subsequent to the quarter, the Company:

i) Amended and received regulatory approval for a non-brokered private placement of 2,475,000 units at $0.20 per unit for total proceeds of $495,000. The private placement was originally announced as 2,225,000 units at $0.20 per unit, and was increased, to 2,475,000 units at $0.20 per unit. Each unit consists of one common share and one two-year purchase warrant that enables the investors to purchase additional 2,475,000 shares at a price of $0.27 per share. The Company paid finders' fees of $36,500 in shares based on the closing price of $0.20 per share.

ii) Announced that, subject to regulatory approval, it has appointed Canaccord Capital to carry out a private placement to raise $900,000 by sale of 3,000,000 units at a price of $0.30 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant will enable the holder to acquire one additional share for two years at an exercise price of $0.35. The Company will pay a cash commission of 7-½% of the proceeds to the agent. The agent will also be granted broker warrants equal to 25% of the number of units placed by the agent. Each broker warrant will entitle the agent to purchase one common share at a price of $0.30 for a period of two years from closing.

iii) Issued 250,000 common shares from the exercise stock options for proceeds of $37,500.

iv) Issued 186,667 common shares from the exercise of share purchase warrants for proceeds of $28,000.

LIQUIDITY AND SOLVENCY

As at March 31, 2001, the Company had a working capital deficiency of $1,367. Since inception, the Company's capital resources have been limited. As the Company has no producing resource properties, its only sources of revenue have been limited amounts from interest and investment income. As a result, the Company has had to rely upon the sale of equity securities through public offerings, private placements, and the exercise of stock options and warrants for funds required for acquisition, exploration and development of resource properties, and for administrative expenses.